   As Filed with the Securities and Exchange Commission on November 16, 2000

                                                          Registration No.  333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                   FORM S-3
                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933

                           -------------------------

                           DEVON ENERGY CORPORATION
            (Exact name of registrant as specified in its charter)

                       DELAWARE                                                                         73-1567067
(State or other jurisdiction of incorporation or organization)                             (I.R.S. Employer Identification No.)

                                                   20 North Broadway, Suite 1500
                                                Oklahoma City, Oklahoma  73102-8260
                                                          (405) 235-3611
                                                 (Address, including zip code, and
                                              telephone number, including area code,
                                           of registrant's principal executive offices)

                 J. Larry Nichols                                                                        Copy To:
Chairman of the Board, President and Chief Executive Officer                                        W. Chris Coleman
            Devon Energy Corporation                                                   McAfee & Taft A Professional Corporation
          20 North Broadway, Suite 1500                                                     Two Leadership Square, 10th Floor
       Oklahoma City, Oklahoma  73102-8260                                                           211 North Robinson
                  (405) 235-3611                                                             Oklahoma City, Oklahoma  73102-7103
(Name, address, including zip code, and telephone                                                     (405) 235-9621
number, including area code, of agent for service)

  Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If delivery of the prospectus is expected to be made pursuant to Rule 434 please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

Title of each class of securities        Amounts to be          Proposed maximum         Proposed maximum aggregate       Amount of
      to be  registered                   registered        offering price per unit/(1)/       offering price /(1)/ registration fee
------------------------------------------------------------------------------------------------------------------------------------
  Zero Coupon Convertible Senior
       Debentures due 2020                $760,000,000           46.413%                       $352,738,800              $93,123.04
------------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.10 per share  4,377,068 shares(2)       (2)                              (2)                     (3)
------------------------------------------------------------------------------------------------------------------------------------
            Total                                                                             $352,738,800              $93,123.04
------------------------------------------------------------------------------------------------------------------------------------

(1) The debentures were issued at an original issue price of $464.13 per $1,000 principal amount at maturity, which represents an aggregate issue price of $352,738,800 and a principal amount at maturity of $760,000,000.

(2) There is being registered hereunder an indeterminate number of shares of common stock issuable upon conversion of the debentures registered hereunder and includes the stock purchase rights associated with the common stock. Such number is initially determined to be 4,377,068 based upon the initial conversion rate of 5.7593 shares of common stock per $1,000 principal amount of debentures at maturity. This registration statement covers the resale of such common stock by holders of debentures who purchased debentures pursuant to a transaction exempt from registration under the Securities Act and the issuance of such common stock to subsequent holders of debentures who have purchased debentures pursuant to transactions covered by this registration statement. Such number of shares of common stock registered by this registration statement shall also include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event or adjustment in the number of shares issuable as provided in the indenture governing the debentures.

(3) Pursuant to Rule 457(i) under the Securities Act, there is no filing fee with respect to the shares of common stock issuable upon conversion of the debentures, because no additional consideration will be received in connection with the exercise of the conversion privilege.

===============================================================================

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS            Subject to Completion, Dated November 16, 2000


                                 [DEVON LOGO]

                 $760,000,000 Principal Amount at Maturity of
            Zero Coupon Convertible Senior Debentures Due 2020 and
                            Shares of Common Stock
                  Issuable upon Conversion of the Debentures


     This prospectus relates to the offering for resale of Devon's zero coupon convertible senior debentures due 2020 and the shares of Devon's common stock issuable upon conversion of the debentures. The debentures and common stock may be offered by certain selling security holders which acquired the securities in connection with a private placement of the debentures on June 27, 2000. Devon will not receive the proceeds from the sale of the securities offered by this prospectus.

     The debentures are senior unsecured indebtedness of Devon. Subject to adjustment in the occurrence of certain events, holders of the debentures may convert the debentures into shares of Devon common stock at any time prior to maturity or their earlier redemption at a conversion rate of 5.7593 shares per $1,000 principal amount at maturity. On November 14, 2000, the last reported sale price of our common stock on the American Stock Exchange was $52.25. Our common stock is traded on the American Stock Exchange under the symbol "DVN."

     The debentures were issued at a price of $464.13 per $1,000 principal amount at maturity, which represented an original issue discount of 53.587% from the principal amount payable at maturity. The issue price represented a yield to maturity of 3.875% per year, compounded semiannually.

     On or after June 27, 2005, Devon may redeem all or part of the debentures for cash at any time at redemption prices equal to the issue price plus accrued original issue discount to the date of redemption.

     Each debenture holder may require us to purchase such holder's debentures on June 27, 2005, June 27, 2010 and June 27, 2015 for a purchase price equal to the issue price plus accrued original issue discount to the date of repurchase. Subject to certain conditions, we may elect to pay all or a portion of the purchase price in common stock instead of cash.

     We may amend or supplement this prospectus from time to time by filing amendments or supplements, as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision. In particular, read the risk factors beginning on page 4.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ----------------------

______________ , 2000

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                               TABLE OF CONTENTS

                                                                      Page
                                                                      ----
ABOUT THIS PROSPECTUS...................................................i
SUMMARY.................................................................1
RISK FACTORS............................................................4
USE OF PROCEEDS.........................................................7
RATIO OF EARNINGS TO FIXED CHARGES......................................7
SELLING SECURITY HOLDERS................................................7
ABOUT OUR CAPITAL STOCK................................................14
DESCRIPTION OF DEBENTURES..............................................15
PLAN OF DISTRIBUTION...................................................27
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS........................28
LEGAL MATTERS..........................................................34
EXPERTS................................................................34
WHERE YOU CAN FIND MORE INFORMATION....................................35
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS.............36
GLOSSARY...............................................................36

                             ABOUT THIS PROSPECTUS

     This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process or continuous offering process. Under this shelf registration process, the selling security holders may, from time to time, sell the securities described in this prospectus in one or more offerings.

     This prospectus provides you with a general description of the securities which may be offered by the selling security holders. Each time a selling security holder sells securities, the selling security holder is required to provide you with a prospectus and a prospectus supplement containing specific information about the selling security holder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under "Where You Can Find More Information."

     In this prospectus, the terms "Devon," "we," "us" and "our" generally mean Devon Energy Corporation, a Delaware corporation, and its consolidated subsidiaries.

     Unless otherwise indicated, all dollar amounts in this prospectus are expressed in U.S. dollars.

                                    SUMMARY

     You should read the following summary together with the more detailed information contained in this prospectus and the other information incorporated by reference into this prospectus.

Overview

     Devon is an independent energy company engaged primarily in oil and gas exploration, development and production, and in the acquisition of producing properties. On December 31, 1999, prior to our merger with Santa Fe Snyder Corporation, we owned proved oil and gas reserves of 669.8 million barrels of oil equivalent. Approximately 47% of these reserves were natural gas and 53% were oil and natural gas liquids.

Our Merger with Santa Fe Snyder

     On August 29, 2000, Devon completed a merger with Santa Fe Snyder Corporation. Devon after the merger, which we sometimes refer to as "the combined company," ranks among the five largest U.S. based independent oil and gas companies in terms of oil and gas reserves, oil and gas production, equity market capitalization and enterprise value. At the end of 1999, Devon and Santa Fe Snyder combined had aggregate proved reserves of approximately 1.1 billion barrels of oil equivalent. Approximately 47% of these reserves were natural gas and 53% oil and natural gas liquids. The combined company's North American proved reserves, including the United States and Canada, totaled 800 million barrels of oil equivalent, weighted 58% to natural gas. The combined company's North American reserves are concentrated in four operating divisions:

     . the Gulf Division, which includes oil and gas properties located primarily in the onshore South Texas and South Louisiana areas and offshore in the Gulf of Mexico;

     . the Rocky Mountain Division, which includes oil and gas properties located in the Rocky Mountains area of the United States stretching from the Canadian border south into northern New Mexico;

     . the Permian/Mid-Continent Division, which includes oil and gas properties located in the United States other than those included in the Gulf Division and Rocky Mountain Division; and

     . Canada, which includes properties in the Western Canadian Sedimentary Basin in Alberta and British Columbia.

     The combined company's proved reserves outside of North America totaled approximately 256 million barrels of oil equivalent. International activities are concentrated in three core areas:

     .  South America, which includes Argentina, Brazil and Venezuela;

     .  Southeast Asia, which includes Indonesia, China, Malaysia and Thailand;
        and

     .  Azerbaijan.

     The combined company also has activities in Congo, Cote d'Ivoire, Egypt, Gabon, Ghana and Qatar.

     In addition to proved oil and gas properties, the combined company had a substantial inventory of exploration acreage totaling approximately 32.0 million net acres, including 5.6 million net acres in North America.

The Offering

     Securities Offered. We issued and sold $760,000,000 aggregate principal amount at maturity of zero coupon convertible senior debentures due June 27, 2020 to Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. Morgan Stanley and Salomon Smith Barney simultaneously sold the debentures to the selling security holders. We will not pay periodic interest on the debentures, except as described under "Description of Debentures-Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

     Yield to Maturity of Debentures. The yield to maturity on the debentures is 3.875% per year compounded semiannually, calculated from June 27, 2000.

     Conversion. Debenture holders have the option to convert the debentures into shares of Devon common stock at any time prior to maturity or their earlier redemption at a fixed conversion rate of 5.7593 shares per $1,000 principal amount at maturity. The conversion rate will be subject to adjustment if certain events occur. See "Description of Debentures-Conversion of Debentures by Holders."

     In lieu of delivering shares of common stock upon conversion of any debentures, we may elect to pay debenture holders cash for their debentures in an amount equal to the last reported sales price of our common stock on the trading day preceding the conversion date, multiplied by the applicable conversion rate.

     Debenture holders may only exercise the option to convert before the debentures reach maturity and before we redeem or repurchase the debentures.

     Original Issue Discount. The debentures were sold at original issue discount for United States federal income tax purposes equal to the excess of their principal amount at maturity over the amount of their issue price. We will not make periodic cash payments of interest on the debentures, except as described under "Description of Debentures-Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event." Nonetheless, accrued original issue discount will be included periodically in each debenture holder's gross income for United States federal income tax purposes. See "Material U.S. Federal Income Tax Considerations."

     Debenture holders will be responsible for the payment of taxes that may be due even though they may not receive any cash payment at the time original issue discount is included in their respective gross incomes.

     Sinking Fund.  There is no sinking fund for the debentures.

     Redemption at the Option of Devon. We cannot redeem the debentures before June 27, 2005. On or after June 27, 2005, we can redeem all or part of the debentures for cash at any time. Debenture holders can convert the debentures after they are called for redemption at any time up to the redemption date.

     Redemption prices are equal to the issue price plus accrued original issue discount to the date of redemption. See "Description of Debentures-Redemption of Debentures at Devon's Option."

     Fundamental Change. Debenture holders may require us to repurchase the debentures if we experience a fundamental change, as described in "Description of Debentures." The fundamental change purchase price is equal to the issue price plus accrued original issue discount to the date of repurchase, subject to adjustment in certain circumstances. See "Description of Debentures-Repurchase at the Option of the Holder Upon a Fundamental Change."

     Repurchase at the Option of the Holder. Debenture holders may elect to require us to repurchase the debentures on June 27, 2005, June 27, 2010 and June 27, 2015 for a purchase price equal to the issue price plus accrued original issue discount to the date of repurchase. We may elect to pay all or a portion of the purchase price in common stock instead of cash. See "Description of Debentures-Repurchase of Debentures at the Option of the Holder."

     Conversion to Semiannual Coupon Debenture. If a tax event, as defined in the glossary, prevents us from deducting original issue discount payable on the debentures, we can elect to pay debenture holders interest in cash and terminate the further accrual of original issue discount. See "Description of Debentures-Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

Risk Factors

     The "Risk Factors" section of this prospectus, beginning on page 4, discusses potential risks associated with an investment in Devon. You should consider these potential risks before you decide to invest in the securities offered by this prospectus.

                         _____________________________

     Our principal executive offices are located at 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260. Our telephone number at that location is (405) 235-3611.

                                  RISK FACTORS

     You should carefully consider the following factors, in addition to the other information contained or incorporated by reference in this prospectus, before deciding to invest in our securities.

                    Risks Relating to an Investment in Devon

Devon has charter and other provisions that may make it difficult to cause a change of control

     Some provisions of Devon's certificate of incorporation and by-laws and of the Delaware General Corporation Law, as well as Devon's stockholder rights plan, may make it difficult for stockholders to cause a change of control of Devon and replace incumbent management. These provisions include:

        . a classified board, the members of which serve staggered three-year terms and may be removed by stockholders only for cause;

        . a prohibition on stockholders calling special meetings and acting by written consent; and

        . rights issued under its rights plan, which would "flip in" if a hostile bidder acquired 15% of Devon's common stock.

Devon's offshore operations are exposed to the additional risks of tropical weather disturbances

     Some of our production and reserves are located offshore in the Gulf of Mexico. Operations in this area are subject to tropical weather disturbances. Some of these disturbances can be severe enough to cause substantial damage to facilities and possibly interrupt production. In accordance with customary industry practices, Devon maintains insurance against some, but not all, of these risks. Losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. We cannot assure you that Devon will be able to maintain adequate insurance in the future at rates it considers reasonable or that any particular types of coverage will be available. An event that is not fully covered by insurance could have a material adverse effect on Devon's financial position and results of operations.

We are subject to uncertainties of foreign operations

     We have international operations in Argentina, Azerbaijan, Brazil, Canada, China, Congo, Cote d'Ivoire, Egypt, Gabon, Ghana, Indonesia, Malaysia, Qatar, Thailand and Venezuela. Local political, economic and other uncertainties may adversely affect these operations. These uncertainties include:

        . the risk of war, general strikes, civil unrest, expropriation, forced renegotiation or modification of existing contracts, and import, export and transportation regulations and tariffs;

        . taxation policies, including royalty and tax increases and retroactive tax claims;

        . exchange controls, currency fluctuations, devaluation or other activities that limit or disrupt markets and restrict payments or the movement of funds, and other uncertainties arising out of foreign government sovereignty over international operations;

        . laws and policies of the United States affecting foreign trade, taxation and investment;

        . the possibility of being subject to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States; and

        . difficulties in enforcing our rights against a governmental agency because of the doctrine of sovereign immunity.


We are subject to federal acreage limitations and as a result may be required to reduce our acreage in Wyoming

     Current United States law restricts the amount of federal acreage that can be controlled by individual parties within each state. This controlled acreage is considered "chargeable" to individual parties. The current federal limit within Wyoming is approximately 246,000 chargeable acres. Controlled leasehold acreage that is part of a federally authorized drilling or production unit is, however, not considered chargeable acreage for the purposes of this limitation.

     As a result of the merger, we have approximately 443,000 chargeable acres within Wyoming. Assuming that no changes are made to the current law, we will be required to reduce our chargeable acreage within 180 days after the merger. We may petition the Bureau of Land Management for additional time to restructure our leasehold acreage. However, we cannot assure you that any extra time would be allowed. Currently there are only two ways available to reduce our chargeable acreage. One way is to sell or divest a portion of its acreage. The other way is to apply to the Bureau of Land Management to "unitize" a portion of the acreage. If approved, the acreage included in these federally authorized drilling or production units would not be counted as chargeable acreage. If we have to sell or divest acreage to reduce our total acreage in Wyoming, we will have less acreage in Wyoming on which to drill, which could have a negative impact on future production, cash flow and earnings.

Devon may incur a tax liability for a prior PennzEnergy transaction as a result of the 1999 merger of Devon with PennzEnergy

     On August 17, 1999 we completed a merger with PennzEnergy Company. If PennzEnergy's distribution to its stockholders of the stock of Pennzoil-Quaker State Company in December 1998 were to be considered part of a plan or series of related transactions that includes the merger of Devon with PennzEnergy, Devon would recognize gain under Section 355(e) of the Internal Revenue Code. Devon believes the distribution and the merger with PennzEnergy should not be considered part of such a plan or series of related transactions because, among other things, prior to the distribution neither party contemplated a business combination with the other and until April 1999 the parties had no discussions regarding a business combination. However, any transaction within a four-year period beginning two years before the distribution is presumed to be a part of such a plan. We cannot assure you we will be able to overcome this presumption. We currently estimate Devon's potential tax liability upon such transaction at $16 million in additional tax for 1998 and the elimination of approximately $183 million in net operating loss carryovers.

                        Risks Relating to the Debentures

Although the debentures are referred to as "senior debentures," they are effectively subordinated to any future secured debt and debt of our subsidiaries

     The debentures are obligations exclusively of Devon. We are a holding company and, accordingly, substantially all operations are conducted by our subsidiaries. As a result, our cash flow and our ability to service our debt, including the debentures, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities and as a result, have no obligation to pay any amounts due on the debentures or to provide us with funds. In addition, any payment of funds by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon their earnings and business conditions in the areas in which they operate.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the debenture holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     The debentures are unsecured and therefore are effectively subordinated to any indebtedness of our subsidiaries and future secured indebtedness to the extent of the value of the assets securing such indebtedness. If we default on the debentures, become bankrupt, liquidate or reorganize, any secured creditors could use their collateral to satisfy their secured indebtedness before you would receive any payment on the debentures. If the value of such collateral is not sufficient to pay any secured indebtedness in full, our secured creditors would share the value of our other assets, if any, with you and the holders of other claims against us which rank equally with the debentures.

We cannot assure you that an active trading market will develop for the debentures

     There is no established trading market for the debentures. We have no plans to list the debentures on a securities exchange.

                                USE OF PROCEEDS

     All of the securities covered by this prospectus are being sold by the selling security holders. We will not receive any of the proceeds from the sale of debentures offered by this prospectus or the common stock issuable upon conversion of the debentures.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods set forth below has been computed on a consolidated basis and should be read in conjunction with Devon's consolidated financial statements, including the notes thereto, as restated for the pooling accounting method of the Santa Fe Snyder merger, filed in a Form 8-K on November 13, 2000 for the three-year period ended December 31, 1999 and Devon's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2000.


                                              Nine
                                             Months
                                             Ended                                 Year Ended December 31,
                                           September      ------------------------------------------------------------------
                                            30, 2000            1999         1998        1997        1996        1995
                                            --------            ----         ----        ----        ----        ----
Ratio of earnings to fixed charges........    6.35              N/A          N/A         N/A         5.41        2.77

     For the years 1999, 1998 and 1997 earnings were insufficient to cover fixed charges by $199.4 million, $362.0 million and $340.2 million, respectively.

     Our ratio of earnings to fixed charges was computed based on:

        . "earnings," which consist of earnings before income taxes, plus fixed charges; and

        . "fixed charges," which consist of interest expense, including the amortization of costs relating to the indebtedness and the amortization of premiums recorded, deferred effect of changes in foreign currency exchange rate on long-term debt, distributions on preferred securities of subsidiary trust, amortization of costs relating to the offering of the preferred securities of subsidiary trust, and the estimated portion of rental expense attributable to interest.

                            SELLING SECURITY HOLDERS

     All of the debentures, and any shares of common stock issued upon conversion of the debentures, are being offered by the selling security holders listed in the table beginning on page 8 or referred to in a prospectus supplement. The common stock which may be issued directly by us upon conversion of debentures which were purchased in a sale contemplated by this prospectus is not being offered by the selling security holders. Only those shares of common stock issued upon conversion of the debentures may be offered by the selling security holders or us. We issued and sold the debentures in a private placement to Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc., and the debentures were simultaneously sold by Morgan Stanley and Salomon Smith Barney Inc. to the selling security holders in transactions exempt from registration under the Securities Act.

     No offer or sale under this prospectus may be made by a holder of the securities unless listed in the table in this prospectus or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to the related registration statement has become effective, or unless it is with respect to common stock issued by us as described in the immediately preceding paragraph. We will supplement or amend this prospectus to include additional selling security holders upon request and upon provision of all required information to us.

     The selling security holders may offer and sell, from time to time, any or all of their debentures or common stock issued upon conversion of those debentures. Because the selling security holders may offer all or only some portion of the securities listed in the table, no estimate can be given as to the amount or percentage of these securities that will be held by the selling security holders upon termination of the offering.

     The following table lists:

        . the name of each selling security holder which has provided us information to the date of this prospectus;

        . the amount of the debentures and common stock beneficially owned by that security holder before the offering; and

        . the amount of debentures and common stock being offered for sale by that selling security holder.

     We obtained the information in the table below from the identified selling security holders. Unless otherwise disclosed in the footnotes to the table, no selling security holder has indicated that it has held any position, office or other material relationship with us or our affiliates during the past three years. Except as otherwise indicated in the notes to the following table, no selling security holder will own in excess of one percent of any shares of debentures or common stock once the shares offered hereby are sold. As of the date of this prospectus no shares of common stock have been issued as a result of any conversion or exchange of any debentures.

                                                                                            Shares of
                                                   Convertible Debentures                  Common Stock
                                          ----------------------------------------   ----------------------
                                                 Held                Offered                 Offered
                                                Before               by this                 by this
Selling Security Holder                        Offering             Prospectus             Prospectus/1/
-----------------------                        --------             ----------             -------------
1976 Distribution Trust FBO A.R.
Lauder/Zinternofer                           $     30,000          $     30,000                      173

1976 Distribution Trust FBO Jane A.
Lauder                                             31,000                31,000                      179

Allstate Life Insurance Company                11,000,000            11,000,000                   63,352

Aloha Airlines Non-Pilots Pension
Trust                                             250,000               250,000                    1,440

Aloha Pilots Retirement Trust                     150,000               150,000                      864

Arapahoe County, Colorado                         106,000               106,000                      610

Argent Classic Convertible
Arbitrage Fund (Bermuda) L.P.                  50,000,000            50,000,000                  287,965

Argent Classic Convertible
Arbitrage Fund, L.P.                           20,000,000            20,000,000                  115,186

Argent Convertible Arbitrage Fund
Ltd.                                            6,000,000             6,000,000                   34,556

Associated Electric & Gas Insurance
Services Limited                                1,250,000             1,250,000                    7,199

-------------------------

/1/ Assumes conversion of the full amount of debentures by each holder at the initial conversion rate of 5.7593 shares of common stock per $1,000 principal amount of debentures at maturity.

                                                                                                Shares of
                                                   Convertible Debentures                      Common Stock
                                          ----------------------------------------        ----------------------
                                                   Held                Offered                    Offered
                                                  Before               by this                    by this
Selling Security Holder                          Offering            Prospectus                Prospectus/1/
-----------------------                          --------            ----------                -------------
Aventis Pension Master Trust                      500,000               500,000                       2,880

Bear, Stearns & Co. Inc.                       20,000,000            20,000,000                     115,186

Black Diamond Offshore, Ltd.                    1,189,000             1,189,000                       6,848

Boilermaker-Blacksmith Pension Trust            3,150,000             3,150,000                      18,142

British Virgin Islands Social
Security Board                                     82,000                82,000                         472

C&H Sugar Company                                 400,000               400,000                       2,304

CALAMOS Convertible Fund-CALAMOS
Investment Trust                                4,300,000             4,300,000                      24,765

CALAMOS Convertible Growth and
Income Fund-CALAMOS Investment
Trust                                           1,250,000             1,250,000                       7,199

CALAMOS Convertible
Portfolio-CALAMOS Advisors Trust                  135,000               135,000                         778

CALAMOS Global Convertible
Fund-CALAMOS Investment Trust                     310,000               310,000                       1,785

Champion International Corporation
Master Retirement Trust                         1,375,000             1,375,000                       7,919

City of Albany Pension Plan                       285,000               285,000                       1,641

City of Knoxville Pension System                  780,000               780,000                       4,492

City University of New York                       204,000               204,000                       1,175

CNCA/SCT BRUNOY                                   700,000               700,000                       4,032

The Cockrell Foundation                           175,000               175,000                       1,008

Delta Airlines Master Trust                     5,800,000             5,800,000                      33,404

Dorinco Reinsurance Company                     1,000,000             1,000,000                       5,759

Double Black Diamond Offshore, LDC              4,097,000             4,097,000                      23,596

The Dow Chemical Company Employees'
Retirement Plan                                 6,200,000             6,200,000                      35,708

ECT Investments, Inc.                           5,000,000             5,000,000                      28,797

The Fondren Foundation                            190,000               190,000                       1,094

Forest Global Convertible Fund A-5             18,473,000            18,473,000                     106,392

                                                                                                Shares of
                                                   Convertible Debentures                      Common Stock
                                          ----------------------------------------        ----------------------
                                                   Held                Offered                    Offered
                                                  Before               by this                    by this
Selling Security Holder                          Offering            Prospectus                Prospectus/1/
-----------------------                          --------            ----------                -------------
Global Bermuda Limited Partnership              3,500,000             3,500,000                      20,158

Goldman Sachs & Company                           300,000               300,000                       1,728

The Grable Foundation                             219,000               219,000                       1,261

Grady Hospital Foundation                         234,000               234,000                       1,348

Granville Capital Corporation                  20,000,000            20,000,000                     115,186

Greek Catholic Union                               50,000                50,000                         288

Greek Catholic Union II                            40,000                40,000                         230

H. K. Porter Company, Inc.                         80,000                80,000                         461

Hamilton Partners Limited                      10,000,000            10,000,000                      57,593

Hawaiian Airlines Employees Pension
Plan - IAM                                        125,000               125,000                         720

Hawaiian Airlines Pension Plan for
Salaried Employees                                 25,000                25,000                         144

Hawaiian Airlines Pilots Retirement
Plan                                              225,000               225,000                       1,296

Healthcare Underwriters Mutual
Insurance Company                               1,000,000             1,000,000                       5,759

Highbridge International LLC                   49,250,000            49,250,000                     283,646

Independence Blue Cross                           226,000               226,000                       1,302

J.P. Morgan Securities, Inc.                   15,200,000            15,200,000                      87,541

Kettering Medical Center Funded
Depreciation Account                              190,000               190,000                       1,094

Knoxville Utilities Board
Retirement System                                 465,000               465,000                       2,678

Lakeshore International Limited                 6,500,000             6,500,000                      37,435

LLT Limited                                     1,600,000             1,600,000                       9,215

Local Initiatives Union                           106,000               106,000                         610

Louisiana Workers' Compensation
Corporation                                       450,000               450,000                       2,592

Lydian Overseas Partners Master Fund           37,500,000            37,500,000                     215,974

Lyxor Mastor Fund                              16,000,000            16,000,000                      92,149

                                                                                                Shares of
                                                   Convertible Debentures                      Common Stock
                                          ----------------------------------------        ----------------------
                                                   Held                Offered                    Offered
                                                  Before               by this                    by this
Selling Security Holder                          Offering            Prospectus                Prospectus/1/
-----------------------                          --------            ----------                -------------
MAG Mutual Insurance Company                      400,000               400,000                       2,304

Medical Liability Mutual Insurance
Company                                        30,000,000            30,000,000                     172,779

Merrill Lynch Insurance Group                     556,000               556,000                       3,202

MFS Total Refurn Fund                           3,300,000             3,300,000                      19,006

Morgan Stanley & Company                       75,000,000            75,000,000                     431,948

Nabisco Holdings                                   62,000                62,000                         357

NCMIC Insurance Company                           600,000               600,000                       3,456

New Orleans Firefighters
Pension/Relief Fund                               248,000               248,000                       1,428

Occidental Petroleum Company                      418,000               418,000                       2,407

OHIC Insurance Company                            600,000               600,000                       3,456

Ohio Bureau of Workers Compensation               291,000               291,000                       1,676

Post Authority of Allenheny County
Retirement and Disability
Allowance Plan for the Employees
Represented by Local 85 of the
Amalgamated Transit Unit                        3,250,000             3,250,000                      18,718

Quattro Global Capital LLC                      2,000,000             2,000,000                      11,519

Queen's Health Plan                                85,000                85,000                         490

Raytheon Master Pension Trust                     854,000               854,000                       4,918

RJR Reynolds                                      108,000               108,000                         622

Salomon Brothers Asset Management
Inc.                                           15,000,000            15,000,000                      86,390

Salomon Brothers Asset Management
Inc.                                            1,500,000             1,500,000                       8,639

Salomon Brothers Asset Management
Inc.                                            3,000,000             3,000,000                      17,278

Salomon Brothers Asset Management
Inc.                                              600,000               600,000                       3,456

Salomon Brothers Asset Management
Inc.                                              665,000               665,000                       3,830


                                                                                                Shares of
                                                   Convertible Debentures                      Common Stock
                                          ----------------------------------------        ----------------------
                                                   Held                Offered                    Offered
                                                  Before               by this                    by this
Selling Security Holder                          Offering            Prospectus                Prospectus/1/
-----------------------                          --------            ----------                -------------
Salomon Brothers Asset Management
Inc.                                              222,000               222,000                       1,279

Salomon Brothers Asset Management
Inc.                                            1,113,000             1,113,000                       6,410

Salomon Brothers Asset Management
Inc.                                            3,000,000             3,000,000                      17,278

Shell Pension Trust                               600,000               600,000                       3,456

Southern Farm Bureau Life Insurance
Company                                         1,000,000             1,000,000                       5,759

Spear, Leads & Kellogg                          4,000,000             4,000,000                      23,037

SPT                                             2,600,000             2,600,000                      14,974

State of Maryland Retirement Agency             5,625,000             5,625,000                      32,396

State of Oregon/SAIF Corporation               10,100,000            10,100,000                      58,169

Sylvan IMA Ltd.                                 5,000,000             5,000,000                      28,797

Taliac-Flex Legacy Total Return
Strategy                                       14,000,000            14,000,000                      80,630

Teachers Insurance and Annuity
Association                                    17,000,000            17,000,000                      97,908

The Travelers Insurance Company -
Life                                           10,800,000            10,800,000                      62,200

The Virginia Insurance Reciprocal                 600,000               600,000                       3,456

UBS Warburg LLC                                28,000,000            28,000,000                     161,260

Unifi, Inc. Profit Sharing Plan and
Trust                                             300,000               300,000                       1,728

United Capital Insurance Company                  220,000               220,000                       1,267

United Food and Commercial Workers
Local 1262 and Employers Pension
Fund                                            1,500,000             1,500,000                       8,639

Van Waters & Rogers, Inc.
Retirement Plan (fka Univar
Corporation)                                      910,000               910,000                       5,241

White River Securities LLC                     20,000,000            20,000,000                     115,186

Worldwide Transactions, Ltd.                      214,000               214,000                       1,232

                                                                                                Shares of
                                                   Convertible Debentures                      Common Stock
                                          ----------------------------------------        ----------------------
                                                   Held                Offered                    Offered
                                                  Before               by this                    by this
Selling Security Holder                          Offering            Prospectus                Prospectus/1/
-----------------------                          --------            ----------                -------------
Total of all Ownership                        $593,038,000          $593,038,000                   3,415,484

                            ABOUT OUR CAPITAL STOCK

General

     Our authorized capital stock consists of 400,000,000 shares of common stock, par value $0.10 per share; 4,500,000 shares of preferred stock, par value $1.00 per share; and one share of special voting stock, par value $0.10 per share. As of November 13, 2000 there were 128,419,959 shares of common stock and one share of special voting stock issued and outstanding. There are 1,500,000 shares of 6.49% cumulative preferred stock presently issued and outstanding.

     In this prospectus, when we refer to "the securities," unless we indicate otherwise, we are referring to the zero coupon convertible senior debentures offered by this prospectus and the shares of Devon common stock issuable upon conversion of the debentures, and the related rights.

Common Stock

     Holders of Devon's common stock are entitled to receive dividends out of legally available funds, when and if declared by our board of directors; provided, however, that the board of directors may not pay, declare or set aside for payment any dividends upon the common stock unless full cumulative dividends on Devon's 6.49% series A preferred stock have been paid through the most recently completed quarterly dividend period. Subject to the rights of the holders of any outstanding shares of preferred stock, holders of shares of common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock are not entitled to cumulative voting rights for the election of directors. Except pursuant to Devon's rights agreement, the shares of common stock have no preemptive, conversion or other rights to subscribe for or purchase any securities of Devon. Upon liquidation or dissolution of Devon, the holders of shares of common stock are entitled to share ratably in any of Devon's assets that remain after payment or provision for payment to creditors and holders of preferred stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

     The preferred stock may be issued in one or more series. The Devon board may establish attributes of any series, including the designation and number of shares in the series, dividend rates (cumulative or noncumulative), voting rights, redemptions, conversion or preference rights, and any other rights and qualifications, preferences and limitations or restrictions on shares of a series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Devon without any vote or action by the stockholders and may adversely affect the voting and other rights of the holders of shares of Devon common stock. The specific terms of a particular series of preferred stock will be described in a certificate of designations to that series. The Devon board has also designated 1,000,000 shares of preferred stock as series A junior participating preferred stock in connection with Devon's rights agreement.

     Devon has issued 1,500,000 shares of preferred stock as Devon 6.49% cumulative preferred stock, series A. Dividends on the preferred stock are cumulative from the date of original issue and are payable quarterly, in cash, when declared by the Devon board of directors. The preferred stock is redeemable at our option at any time on or after June 2, 2008, in whole or in part, at a redemption price of $100 per share, plus accrued and unpaid dividends to the redemption date.

Special Voting Stock

     One share of special voting stock, par value $0.10 per share, is authorized for issuance by Devon and is outstanding. Except as otherwise required by law or Devon's restated certificate of incorporation, the special voting share will possess a number of votes equal to the number of outstanding exchangeable shares from time to time not owned by Devon or any entity controlled by Devon for the election of directors and on all other matters submitted to a vote of Devon stockholders. The holders of shares of Devon common stock and the holder of the special voting share will vote together as a single class on all matters. In the event of a Devon liquidation event, all outstanding exchangeable shares will automatically be exchanged for shares of Devon common stock, and the holder of the special voting share will not be entitled to receive any assets of Devon available for distribution to its stockholders. The holder of the special voting share will not be entitled to receive dividends. At such time as the special voting share has no votes attached to it because there are no exchangeable shares outstanding not owned by Devon or an entity controlled by Devon, the special voting share will be canceled. Our wholly-owned subsidiary, Northstar Energy Corporation, has 3,989,255 exchangeable shares outstanding.

Anti-takeover and Other Provisions

     Rights Agreement. Under our rights agreement, holders of shares of common stock have one right for each share of common stock that they hold. The certificates representing outstanding shares of common stock also evidence one right for each share. Initially, the rights trade with the shares of common stock. Holders of exchangeable shares will receive one right with each share of common stock they receive upon exchange of their exchangeable shares. If events generally associated with an unsolicited takeover attempt of Devon or transactions involving a change of control occur (including an acquisition, or a tender or exchange offer that would result in a bidder acquiring 15% or more of Devon's voting securities), the rights will be distributed, will become exercisable and will trade separately from the shares of common stock.

     The rights will have anti-takeover effects. They will cause substantial dilution to a person or group that attempts to acquire Devon in a manner that causes the rights to become exercisable. We believe, however, that the rights should not affect any prospective offeror willing to negotiate with Devon's board of directors or interfere with any merger or other business combination approved by our board. The board of directors may redeem the rights for $0.01 per right. The terms of the rights agreement may be amended by our board without the consent of the Devon stockholders or the holders of the rights.

     Classified Board. Our certificate of incorporation and by-laws contain provisions for a staggered board of directors with only one-third of the board standing for election each year. Stockholders may only remove directors for cause. A staggered board makes it more difficult for stockholders to change the majority of directors.

                           DESCRIPTION OF DEBENTURES

     The debentures were issued under an indenture dated as of June 27, 2000, between Devon and The Bank of New York, as trustee. We have summarized the material terms and provisions of the indenture in this section. You should read the indenture for additional information before you buy any of these debentures. References in this section to Devon are solely to Devon Energy Corporation and not to its subsidiaries.

General

     The debentures are unsecured obligations of Devon, ranking equal in right of payment with all other senior unsecured indebtedness of Devon. The debentures are limited to $760,000,000 aggregate principal amount at maturity. The debentures are scheduled to mature on June 27, 2020. The debentures were offered at a substantial discount from their principal amount at maturity and therefore have original issue discount for U.S. federal income tax purposes. See "Material U.S. Federal Income Tax Considerations."

     Devon will make no periodic cash payments of interest on the debentures, except as described under "-Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event." The calculation of the accrual of original issue discount, the difference between the issue price of a debenture and the principal amount at maturity of a debenture, in the period during which a debenture remains outstanding will be compounded semi-annually using a year composed of twelve 30-day months. The accrual of original issue discount commenced on the issue date of the debentures. Original issue discount or, if the debentures are converted to semiannual coupon debentures following the occurrence of a tax event, interest on the debentures, will cease to accrue on the debentures upon conversion, repurchase or redemption under the terms and subject to the conditions of the indenture.

     The principal amount at maturity of each debenture is payable at the office or agency of the paying agent, initially the trustee, in the Borough of Manhattan, The City of New York, or any other office of the paying agent maintained for this purpose. Debentures may be presented for conversion into common stock at the office of the conversion agent. Debentures in definitive form may be presented for exchange for other debentures or registration of transfer at the office of the registrar. Initially, the trustee will be the paying agent, the conversion agent and the registrar. Devon will not charge a service charge for any registration, transfer or exchange of debentures. However, Devon may require the holder to pay for any tax, assessment or other governmental charge to be paid in connection with any registration, transfer or exchange of debentures.

Conversion of Debentures by Holders

     Debenture holders may convert the debentures into shares of Devon's common stock at any time prior to maturity. However, if Devon elects to redeem a debenture, the holder may convert it only until the close of business on the last trading day prior to a redemption date, unless Devon defaults in the payment of the redemption price. If a holder has delivered a repurchase notice exercising its option to require Devon to repurchase its debenture, the holder may not convert the debenture unless it withdraws the notice in accordance with the terms of the indenture. Similarly, if a holder exercises its option to require Devon to repurchase its debenture upon a fundamental change, that debenture may be converted only if the holder withdraws its election to exercise its option in accordance with the terms of the indenture. A holder may convert its debentures in part so long as the holder converts debentures of $1,000 principal amount at maturity or an integral multiple of $1,000.

     The initial conversion rate is 5.7593 shares of common stock per $1,000 principal amount at maturity of debentures, subject to adjustment upon the occurrence of the events described below. A holder entitled to a fractional share of common stock will receive cash equal to the then current market value of the fractional share.

     On conversion of a debenture, a holder will not receive any cash payment representing accrued original issue discount. Devon's delivery to the holder of the fixed number of shares of common stock into which the debenture is convertible, together with the cash payment, if any, in lieu of a fractional share of common stock, will be deemed to satisfy Devon's obligation to pay the principal amount at maturity of the debenture including the accrued original issue discount attributable to the period from the issue date to the conversion date.

     In lieu of delivering shares of common stock upon notice of conversion of any debentures, for all or any portion of such debentures, Devon may elect to pay holders surrendering debentures an amount in cash per debenture equal to the last reported sale price of a share of its common stock on the trading day immediately prior to the applicable conversion date, multiplied by the conversion rate in effect on that trading day, subject to adjustment upon the occurrence of the events described below. Devon will inform the holders through the trustee no later than two business days following the conversion date of its election to deliver shares of common stock or to pay cash in lieu of delivery of the shares, unless Devon has already informed holders of its election in connection with our optional redemption as described under "-Redemption of Debentures at Devon's Option." If Devon elects to deliver all or a portion of such payment in shares of common stock, the shares will be delivered through the trustee no later than the seventh business day following the conversion date. If Devon elects to pay all or a portion of such payment in cash, the payment will be made to holders surrendering debentures no later than the seventh business day following the applicable conversion date. If an event of default, as described under the caption entitled "-Events of Default; Notice and Waiver" below, other than a default in a cash payment upon conversion of the debentures, has occurred or is continuing, Devon may not pay cash upon conversion of any debentures, other than cash in lieu of fractional shares.

     Pursuant to the indenture, the date on which all of the requirements for delivery of the debenture for conversion have been satisfied is the conversion date.

     The conversion rate is subject to adjustment under formulae as set forth in the indenture in certain events, including:

     (1) the issuance of Devon common stock as a dividend or distribution on the common stock;

     (2)  certain subdivisions and combinations of the common stock;

     (3) the issuance to all holders of common stock of certain rights or warrants to purchase common stock at less than the current market value;

     (4) the distribution to all holders of common stock of capital stock, other than Devon common stock, or evidences of Devon's indebtedness or of assets. This includes securities other than common stock, but excludes those rights, warrants, dividends and distributions referred to in clauses (1) and (3) above or paid in cash;

     (5) distributions consisting of cash, excluding any quarterly cash dividend on the common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

 . the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause, as adjusted to reflect subdivisions or combinations of the common stock; or

 . 3.75% of the average of the last reported sales price of the common stock during the ten trading days immediately prior to the date of declaration of the dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of Devon; and

     (6) payment in respect of a tender offer or exchange offer by Devon or any subsidiary of Devon for the common stock to the extent that the per share consideration exceeds 110% of the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made.

     If an adjustment is required to be made as set forth in clause (5) above as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to clause (5) above. If an adjustment is required to be made as set forth in clause (5) above as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution.

     No adjustment in the conversion rate will be required unless the adjustment would require a change of at least 1% in the rate then in effect; provided that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

     Except as stated above, the conversion rate will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

     In the case of either:

     (1)  any reclassification of the common stock, or

     (2) a consolidation or merger involving Devon or a conveyance, transfer or lease to another entity of the property and assets of Devon substantially as an entirety,

if holders of common stock would be entitled to receive any form of consideration with respect to or in exchange for common stock, the holders of the debentures then outstanding would be entitled to convert their debentures into the kind and amount of consideration which they would have owned or been entitled to receive had their debentures been converted immediately prior to the applicable transaction. This assumes that the debenture holder would not have exercised any rights of election as to the consideration receivable in connection with the transaction.

     In the event of a taxable distribution to holders of common stock or in certain other circumstances requiring an adjustment to the conversion rate, the debenture holder may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock. See "Material U.S. Federal Income Tax Considerations."

     To the extent permitted by law, Devon, from time to time, may increase the conversion rate by any amount for any period of at least 20 business days, if the board of directors has made a determination that the increase would be in Devon's best interests. Subsequent to such increase, Devon may, from time to time, lower the conversion rate to any rate that is not lower than the conversion rate that would have been applicable had such increase not occurred, if the board of directors has determined that the decrease would be in Devon's best interests. For purposes of this paragraph, a determination by the board of directors will be conclusive. If Devon increases or decreases the conversion rate, Devon will give at least seven days' notice of the increase or decrease. Devon may, at its option, make increases in the conversion rate, in addition to those described above, as the board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as a dividend distribution or a right to acquire stock for income tax purposes. See "Material U.S. Federal Income Tax Considerations."

     In the event Devon exercises its option to have interest in lieu of original issue discount accrue on a debenture following a tax event, the holder will be entitled on conversion to receive the same number of shares of common stock that the holder would have received if Devon had not exercised its option. If Devon exercises its option, debentures surrendered for conversion during the period from the close of business on the record date next preceding the next interest payment date to the opening of business on the next interest payment date, except debentures to be redeemed on the next interest payment date, must also be accompanied by an amount equal to the accrued and unpaid interest on the debenture that the registered holder is to receive. Except where debentures surrendered for conversion must be accompanied by the payment described in this paragraph, no interest on converted debentures will be payable by Devon on any interest payment date subsequent to the date of conversion. See "-Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

Redemption of Debentures at Devon's Option

     Devon may not redeem the debentures prior to June 27, 2005. Beginning on June 27, 2005, Devon may redeem the debentures for cash in whole or in part at any time, by giving by mail to debenture holders not less than 20 days' nor more than 60 days' notice of redemption prior to the redemption date for an amount in cash equal to 100% of the sum of (1) the debenture issue price and (2) accrued original issue discount through the date of redemption. The notice of redemption will inform the holders of Devon's election to deliver shares of common stock or to pay cash in lieu of delivery of the shares with respect to any debentures converted prior to the redemption date. The debentures will be redeemable in multiples of $1,000 principal amount at maturity. No sinking fund is provided for the debentures.

     The table below shows redemption prices of debentures per $1,000 principal amount at maturity, at June 27, 2005, and at each June 27 thereafter prior to maturity and at maturity on June 27, 2020, which prices reflect the accrued original issue discount calculated to each date. The redemption price of a debenture redeemed between any two dates below would include an additional amount reflecting the additional original issue discount accrued since the date in the table preceding the actual redemption date.


                                                                                           (2)
                                                                      (1)            Accrued Original              (3)
                                                               Debenture Issue        Issue Discount           Redemption
                                                                    Price               at 3.875%           Price (1) + (2)
                                                               ---------------       ----------------       ---------------
June 27, 2005..............................................        $464.13               $ 98.19              $  562.32
June 27, 2006..............................................         464.13                120.19                 584.32
June 27, 2007..............................................         464.13                143.05                 607.18
June 27, 2008..............................................         464.13                166.81                 630.94
June 27, 2009..............................................         464.13                191.49                 655.62
June 27, 2010..............................................         464.13                217.14                 681.27
June 27, 2011..............................................         464.13                243.80                 707.93
June 27, 2012..............................................         464.13                271.49                 735.62



                                                                                           (2)
                                                                      (1)            Accrued Original              (3)
                                                               Debenture Issue        Issue Discount           Redemption
                                                                    Price               at 3.875%           Price (1) + (2)
                                                               ---------------       ----------------       ---------------
June 27, 2013..............................................         464.13                300.27                 764.40
June 27, 2014..............................................         464.13                330.18                 794.31
June 27, 2015..............................................         464.13                361.26                 825.39
June 27, 2016..............................................         464.13                393.56                 857.69
June 27, 2017..............................................         464.13                427.11                 891.24
June 27, 2018..............................................         464.13                461.98                 926.11
June 27, 2018..............................................         464.13                498.22                 962.35
June 27, 2020..............................................         464.13                535.87               1,000.00

     If Devon elects to convert the debentures to semiannual coupon debentures following a tax event, the debentures will be redeemable at the restated principal amount, as defined in the glossary, plus accrued and unpaid interest, if any, to the applicable redemption date.

     If less than all of the outstanding debentures held in certificated form are to be redeemed, the trustee will select the debentures held in certificated form to be redeemed in principal amounts at maturity of $1,000 or integral multiples thereof by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder's certificated debentures is selected for partial redemption and the holder converts a portion of its debentures, the converted portion will be deemed to be the portion selected for redemption. Debentures registered in the name of DTC or its nominee will be redeemed as described under the caption entitled "-Form, Denomination and Registration-Global Debenture; Book-Entry Form."

Repurchase at the Option of the Holder Upon a Fundamental Change

     If a fundamental change occurs at any time prior to June 27, 2020 each holder will have the right, at the holder's option, to require Devon to repurchase any or all of the holder's debentures. The debentures may be repurchased in multiples of $1,000 principal amount at maturity. Devon will repurchase the debentures at a price equal to the issue price plus accrued original issue discount to the repurchase date. See the table under "-Redemption of Debentures at Devon's Option." If, prior to the repurchase date, Devon elects to convert the debentures to semiannual coupon debentures following a tax event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest to the repurchase date. See the discussion under the caption entitled "-Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

     On or before the 30th day after the occurrence of a fundamental change, Devon will mail to all holders of record of the debentures a notice of the occurrence of the fundamental change and of the resulting repurchase right. Devon will also deliver to the trustee a copy of the notice. To exercise the repurchase right, holders of debentures must deliver, on or before the 60th day after the date of Devon's notice of a fundamental change, the debentures to be repurchased, duly endorsed for transfer, together with the form entitled "Option to Elect Repurchase Upon a Fundamental Change" on the reverse side of the debenture duly completed, to Devon, or an agent designated by Devon.

     A fundamental change occurs if:

     . we consolidate or merge with or into another person other than a subsidiary,

     . we sell, convey, transfer or lease our properties and assets substantially as an entirety to any person other than a subsidiary, or

     . any person, other than a subsidiary, consolidates with or merges with or into Devon, and our outstanding common stock is reclassified into, exchanged for or converted into the right to receive any other property or security, provided that none of these circumstances will be a fundamental change if at least 50% of the aggregate fair market value as determined by Devon's board of directors of such other property and securities, other than cash payments for fractional shares, consists of shares of voting common stock of the surviving person that are, or upon issuance will be, traded on the London, Toronto or another internationally recognized securities exchange or a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.

     Devon will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act which may then be applicable in connection with the repurchase of the debentures in the event of a fundamental change.

     The repurchase rights of the debenture holders could discourage a potential acquirer of Devon. The fundamental change repurchase feature, however, is not the result of management's knowledge of any specific effort to obtain control of Devon by any means or part of a plan by management to adopt a series of anti-takeover provisions.

     The term fundamental change is limited to specified transactions and may not include other events that might adversely affect Devon's financial condition. In addition, holders may not be protected by the requirement that Devon offers to repurchase the debentures upon a fundamental change in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Devon.

     No debentures may be repurchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default described under "-Events of Default; Notice and Waiver" below. However, debentures may be repurchased if the event of default is in the payment of the fundamental change purchase price with respect to the debentures.

Repurchase of Debentures at the Option of the Holder

     On June 27, 2005, June 27, 2010 and June 27, 2015, Devon will be obligated to repurchase, at the option of the debenture holders, all or any portion of the outstanding debentures. The purchase price payable in respect of a debenture will be equal to the issue price plus accrued original issue discount to the repurchase date. If, prior to the repurchase date, Devon elects to convert the debentures to semiannual coupon debentures following a tax event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest to the repurchase date. See the discussion under the caption entitled "-Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

     The table below shows the purchase prices of a debenture as of the specified repurchase dates. Devon may elect to pay the purchase price payable, as of any repurchase date, in cash or common stock or any combination of cash or common stock.

     Repurchase Date                                       Price
   --------------------                                   -------
     June 27, 2005........................................$562.32
     June 27, 2010........................................$681.27
     June 27, 2015........................................$825.39


     Devon will have the option to pay the purchase price, in whole or in part, in common stock. If Devon elects to pay the purchase price, in whole or in part, in common stock, the number of shares to be delivered in respect of the portion of the purchase price to be paid in common stock will be equal to the portion of the purchase price divided by the market price of the common stock. However, no fractional shares of common stock will be delivered upon any repurchase by Devon of debentures through the delivery of common stock in payment, in whole or in part, of the purchase price. Instead, Devon will pay cash based on the market price for all fractional shares of common stock.

     The holder's right to require Devon to repurchase debentures is exercisable by delivery during the repurchase period of a written repurchase notice by the holder to the office of the paying agent. The paying agent will initially be the trustee. The repurchase period will begin at any time from the opening of business on the date that is 20 business days prior to the applicable repurchase date until the close of business on the applicable repurchase date. If the repurchase notice is withdrawn during the period, Devon will not be obligated to repurchase the debentures. Devon's repurchase obligation is subject to additional conditions set forth in the indenture.

     The repurchase notice will state:

     (1) the certificate numbers of the debentures to be delivered by the holder for repurchase by Devon;

     (2) the portion of the principal amount at maturity of debentures to be repurchased, which must be $1,000 or in multiples of $1,000;

     (3) that the debentures are to be repurchased by Devon pursuant to the applicable provisions of the debentures and the indenture; and

     (4) in the event that Devon elects to pay the purchase price in common stock but does not end up satisfying the conditions to payment and ultimately has to pay the holder in cash, whether the holder would choose:

 . to withdraw the repurchase notice as to some or all of the debentures to which it relates; or

 . to receive cash in respect of the entire purchase price for all debentures subject to the repurchase notice.

     If the holder fails to indicate the holder's choice with respect to the election described in clause (4) above, the holder will be deemed to have elected to receive cash for the entire purchase price for all debentures subject to the repurchase notice. For a discussion of the tax treatment of a holder receiving cash or common stock pursuant to its election to tender its debentures to Devon on a repurchase date, see the discussion under "Material U.S. Federal Income Tax Considerations."

     Any repurchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal will state the principal amount at maturity and the certificate numbers of the debentures as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to the repurchase notice.

     Devon will give notice not less than 20 business days prior to the repurchase date to all holders at their addresses shown in the register of the registrar. Devon will also give notice to beneficial owners as required by applicable law. This notice will state, among other things:

     . whether Devon will pay the purchase price of the debentures in cash or common stock, or any combination of cash or common stock, in which case the notice will specify the percentage of each; and

     . if Devon elects to pay in common stock, in whole or in part, the method of calculating the market price of the common stock.

     Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, Devon will notify the securities exchange(s) on which Devon common stock is then listed and disseminate such determination by news release in accordance with Devon's customary practices.

     Devon's right to repurchase debentures with common stock is subject to the satisfaction of various conditions, including:

     . the registration of the common stock under the Securities Act, if required, and

     . compliance with other applicable federal and state securities laws, if any.

     If the conditions are not satisfied by a repurchase date, Devon will pay the purchase price of the debentures to be purchased on the repurchase date entirely in cash. Devon will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act which may then be applicable in connection with any offer by Devon to repurchase debentures at the option of holders.

     Payment of the repurchase price for a debenture for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the debenture, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the purchase price for the debenture will be made promptly following the later of the repurchase date or the time of book-entry transfer or delivery of the debenture. If the paying agent holds money or securities sufficient to pay the purchase price of the debenture on the business day following the repurchase date, then, on and after the date, the debenture will cease to be outstanding and original issue discount on the debenture or, if the debentures are converted to semiannual coupon debentures following the occurrence of a tax event, interest on the debentures, will cease to accrue. This will be the case whether or not book-entry transfer of the debenture is made or the debenture is delivered to the paying agent, and all other rights of the holder will terminate, other than the right to receive the purchase price upon delivery of the debenture.

     No debentures may be repurchased at the option of the holder for cash if there has occurred, prior to, on or after the giving by the holders of the debentures of the required repurchase notice, and is continuing an event of default described under "-Events of Default; Notice and Waiver" below, other than a default in the payment of the purchase price with respect to the debentures.

     Even though Devon becomes obligated to repurchase any outstanding debenture on a repurchase date, Devon may not have sufficient funds to pay the purchase price on that repurchase date. If this were to occur, Devon could be required to issue shares of common stock to pay the purchase price at valuations based on then prevailing market prices for all the debentures tendered by the holders.

Mergers and Sales of Assets by Devon

     Devon may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless, among other items:

     . the successor person assumes all of Devon's obligations under the debentures and the indenture; and

     . Devon or the successor person will not immediately thereafter be in default under the indenture.

     Upon the assumption of Devon's obligations by a successor as described above, subject to certain exceptions, Devon will be discharged from all obligations under the debentures and the indenture. If these transactions constitute a fundamental change, each holder may require Devon to repurchase their debentures as described under "-Repurchase at Option of the Holder Upon a Fundamental Change."

Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event

     From and after the date of the occurrence of a tax event, Devon may elect to have interest in lieu of future original interest discount accrue at 3.875% per annum on a principal amount per debenture equal to the issue price plus original issue discount accrued to the date immediately prior to the later of:

     .  the tax event date; or

     .  the date on which Devon makes its election,

which is referred to as the option exercise date. The resulting amount would be the restated principal amount. Interest would accrue from the option exercise date and will be payable semiannually on the interest payment date, which would be June 27 and December 27 of each year. The interest would be payable to holders of record of the debentures at the close of business on the regular record date, immediately preceding the interest payment date.

Interest would be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest would accrue from the most recent date to which interest had been paid or, if no interest had been paid, from the option exercise date.

Events of Default; Notice and Waiver

     The indenture provides that, if an event of default specified in the indenture has happened and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the debentures then outstanding may declare due and payable:

     . the issue price of the debentures or, if the debentures are converted to semiannual coupon debentures following the occurrence of a tax event, the restated principal amount; plus

     . the original issue discount on the debentures or, if the debentures are converted to semiannual coupon debentures following the occurrence of a tax event, interest on the debentures, in each case accrued and unpaid to the date of the declaration.

     In the case of certain events of bankruptcy or insolvency, the issue price plus the original issue discount on the debentures or, if the debentures are converted to semiannual coupon debentures following the occurrence of a tax event, the restated principal amount plus interest on the debentures, accrued and unpaid to the occurrence of the event will automatically become and be immediately due and payable in each case.

     Under certain circumstances, the holders of a majority in aggregate principal amount at maturity of the outstanding debentures may rescind any acceleration with respect to the debentures and its consequences.

     Interest will accrue at the rate of 3.875% per annum and be payable on demand upon a default in the payment of any redemption price or purchase price and, after acceleration, of the issue price and accrued original issue discount or, if the debentures are converted to semiannual coupon debentures following the occurrence of a tax event, interest, to the extent that payment of the interest is legally enforceable. Original issue discount or, if the debentures are converted to semiannual coupon debentures following the occurrence of a tax event, interest on the debentures, will cease to accrue after declaration of acceleration.

     Under the indenture, events of default are defined as:

     (1) default in payment of:

 . principal, including issue price and accrued original issue discount, when due, upon maturity, redemption or on a repurchase date,

 . if the debentures are converted to semiannual coupon debentures following the occurrence of a tax event, accrued and unpaid interest on the debentures, if the default continues for 30 days past the date when due, or

 .  liquidated damages owing, if the default continues for 30 days;

     (2) Devon's failure for 20 days to deliver shares of its common stock, including cash in lieu of fractional shares, or, if it elects, cash in lieu of shares of its common stock, when common stock or cash is required to be delivered following the conversion of a debenture;

     (3) Devon's failure to comply with any of its other agreements in the debentures or the indenture upon the receipt by Devon of notice of the default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the debentures then outstanding and Devon's failure to cure the default within 90 days after receipt by Devon of the notice; or

     (4) certain events of bankruptcy or insolvency.

     The trustee will give notice to holders of the debentures of any continuing default known to the trustee within 90 days after the trustee becomes aware of such default provided that, except in the case of a default as described in clause (1) above, the trustee may withhold notice if it determines in good faith that withholding the notice is in the interests of the holders.

     The holders of a majority in aggregate principal amount at maturity of the outstanding debentures may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee; provided that the direction may not conflict with any law or the indenture and will be subject to certain other limitations. Before proceeding to exercise any right or power under the indenture at the direction of the holders, the trustee will be entitled to receive from the holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities incurred by it in complying with the direction. No debenture holder will have any right to pursue any remedy with respect to the indenture or the debentures unless:

     . the holder has previously given Devon and the trustee written notice of a continuing event of default;

     . the holders of at least 25% in aggregate principal amount at maturity of the outstanding debentures have made a written request to the trustee to pursue the remedy;

     . the holder or holders have offered to the trustee reasonable indemnity satisfactory to the trustee;

     . the holders of a majority in aggregate principal amount at maturity of the outstanding debentures have not given the trustee a direction inconsistent with the request within 60 days after receipt of the request; and

     . the trustee has failed to comply with the request within the 60-day period. However, the right of any holder:

     . to receive payments of principal including issue price and accrued original issue discount, liquidated damages owing or interest, and any interest in respect of a default in the payment of any amounts due in respect of a debenture, on or after the due date of the debenture;

     .  to institute suit for the enforcement of any payments or conversion; or

     .  to convert debentures

will not be impaired or adversely affected without the holder's consent.

     The holders of at least a majority in aggregate principal amount at maturity of the outstanding debentures may waive an existing default and its consequences, other than:

     .  any default in any payment on the debentures;

     .  any default with respect to the conversion rights of the debentures; or

     . any default in respect of certain covenants or provisions in the indenture which may not be modified without the consent of the holder of each debenture as described under the caption entitled "-Modification" below.

     Devon will be required to furnish a statement to the trustee annually as to any default by Devon in the performance and observance of its obligations under the indenture.

Modification

     Modification and amendment of the indenture or the debentures may be effected by Devon and the trustee with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the debentures then outstanding. Notwithstanding the foregoing, no amendment may, without the consent of each holder affected:

     . reduce the principal amount at maturity, issue price, redemption price or purchase price, or extend the stated maturity of any debenture or alter the manner or rate of accrual of original issue discount or interest, or make any debenture payable in money or securities other than that stated in the debenture;

     . make any change to the principal amount at maturity of debentures whose holders must consent to an amendment or any waiver under the indenture or modify the indenture provisions relating to amendments or waivers with respect to the payment of principal at maturity;

     . make any change that adversely affects the right to convert any debenture or the right to require Devon to repurchase a debenture or the right to require Devon to repurchase a debenture upon a fundamental change; or

     . impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the debentures.

     The indenture also provides for certain modifications of its terms without the consent of the holders.

Form, Denomination and Registration

     The debentures are issuable in fully registered form, without coupons, in denominations of $1,000 principal amount at maturity and multiples of $1,000. Devon may not reissue a debenture that has matured or been converted, redeemed, repurchased by Devon at the option of a holder or otherwise canceled, except for the transfer, exchange or replacement of the debenture.

     Global Debenture; Book-Entry Form. We issued the debentures in the form of two global debentures. When we reference a global debenture, we are talking about both global debentures that were used. The global debenture was deposited with, or on behalf of, The Depository Trust Company and registered in the name of Cede & Co., DTC's nominee. Except as set forth below, the global debenture may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     Purchasers of the debentures may hold their interests in the global debenture directly through DTC, if the holder is a participant in DTC, or indirectly through organizations which are participants in DTC. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global debenture to those persons may be limited.

     Persons who are not DTC participants may beneficially own interests in the global debenture held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant either directly or indirectly. So long as Cede & Co., as the nominee of DTC, is the registered owner of the global debenture, Cede & Co. for all purposes will be considered the sole holder of the global debenture. Except as provided below, owners of beneficial interests in the global debenture will not be entitled to have certificates registered in their names. These owners will not receive or be entitled to receive physical delivery of certificates in definitive registered form and will not be considered the holders of the global debenture.

     We will pay the principal amount at maturity or the redemption price or the purchase price of the global debenture to Cede & Co., the nominee for DTC, as the registered owner of the global debenture. We will make payments by wire transfer of immediately available funds on the payment date. Devon, the trustee and any paying agent will have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global debenture. In addition, Devon, the trustee and any paying agent will have no responsibility or liability for maintaining, supervising or reviewing any records relating to any beneficial ownership interests.

     DTC has informed us that, with respect to any payment of principal amount at maturity or the redemption price or the purchase price of the global debenture, DTC's practice is to credit participants' accounts on the payment date. These payments will be in amounts proportionate to the participants' respective beneficial interests in the principal amount represented by the global debenture as shown on the records of DTC. DTC will not credit participants' accounts if DTC has reason to believe that it will not receive payment on the applicable payment date. Payments by participants to owners of beneficial interests in the principal amount represented by the global debenture held through participants will be the responsibility of the participants. This is currently the case with securities held for the accounts of customers registered in street name.

     Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the global debenture to pledge its interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of its interest, may be affected by the lack of physical certificates evidencing its interest.

     Devon, the trustee and any registrar, paying agent or conversion agent under the indenture, will have no responsibility for the performance by DTC or its participants or indirect participants of their operations. DTC has advised Devon that it will take any action permitted to be taken by a debenture holder, including, without limitation, the presentation of debentures for exchange as described below, only at the direction of one or more participants to whose DTC account interests in the global debenture are credited. In addition, DTC will only take action in respect of the principal amount of the debentures represented by the global debenture as to which a participant or participants has or have given direction.

     DTC has further advised Devon that DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the Uniform Commercial Code and a clearing agency registered pursuant to the provisions of
Section 17A of the Securities Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. This practice eliminates the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Some of the participants, or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global debenture among participants, it is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by Devon within 90 days, Devon will cause the debentures to be issued in definitive registered form in exchange for the global debenture.

     Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time. Redemption notices will be sent to Cede & Co., as nominee of DTC. If less than all of the debentures are being redeemed, DTC will reduce the amount of interest of each participant in the debentures in accordance with its procedures.

     Certificated Debentures. Holders of debentures may not request certificated debentures and certificated debentures will not be issued, except at the option of Devon or in exchange for debentures represented by the global debenture if no successor depositary is appointed by Devon as set forth above under "-Global Debenture, Book-Entry Form."

Taxation of Debentures

     See the description under "Material U.S. Federal Income Tax Considerations" for a discussion of certain tax considerations relevant to a holder of debentures.

Registration Rights

     We have filed a shelf registration statement with the Securities and Exchange Commission covering resales of the debentures and the common stock issuable on conversion of the debentures. We will use reasonable best efforts to keep the shelf registration statement until the earlier of:

     . the sale, pursuant to the resale registration statement, of all the securities registered thereunder;

     . the expiration of the holding period applicable to these securities held by persons that are not affiliates of Devon under Rule 144(k) under the Securities Act of 1933, or any successor provision, subject to specified permitted exceptions;

     .  June 27, 2002; and

     . the date on which all of the debentures and common stock issuable upon the conversion of the debentures cease to be outstanding.

     Devon has the right to suspend use of the shelf registration statement and this prospectus during specified periods of time relating to pending corporate developments and public filings with the SEC and similar events. In order to suspend this prospectus, Devon must notify the selling security holders within two business days after our board of directors determines to suspend this prospectus. The suspension of this prospectus may last up to 60 consecutive days in a 90-day period for a total of up to 90 days in any year.

     If the suspension of this prospectus exceeds this timeframe, Devon is required to pay liquidated damages equal to 0.5% per year on (1) the total principal amount on the debentures, and (2) the number of common shares underlying the debentures outstanding multiplied by the conversion rate.

Information Concerning the Trustee

     Devon has appointed The Bank of New York as trustee under the indenture, and as paying agent, conversion agent, registrar and custodian with regard to the debentures.

                              PLAN OF DISTRIBUTION

     We are registering the common stock and debentures offered by this prospectus for the selling security holders. These securities may be sold to purchasers from time to time directly by the selling security holders identified in this prospectus or, alternatively, through underwriters, broker-dealers, or agents. In addition, if a security holder has purchased debentures in a sale contemplated by this prospectus, we may issue the common stock issuable upon conversion of such debentures directly to such security holder pursuant to this prospectus. The selling security holders may sell the securities in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of the sale or in negotiated transactions. These sales may be effected in transactions, which may involve crosses or block transactions:

     . on any national securities exchange or quotation service on which these securities may be listed or quoted at the time of sale;

     .  in the over-the-counter market;

     . in transactions otherwise than on an exchange or over-the-counter market; and

     .  through the writing of options.

     The participating selling security holders and any underwriters, brokers or dealers engaged in sales of the securities and any underwriters, brokers or dealers engaged by them may be deemed underwriters, and any profits on sales of the securities by them and any discounts, commissions or concessions received by any selling security holder or underwriter, broker or dealer may be deemed to be underwriting discounts or commissions under the Securities Act. To our knowledge, there are no arrangements or agreements with any underwriters, brokers or dealers regarding the sale of the securities prior to the effective date of this prospectus.

     At any time a particular offer of the securities is made, a prospectus and a prospectus or supplement, if required, will be distributed which will set forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the seller security holders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Any supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the securities. In addition, the securities covered by this prospectus may be sold in private transactions or under Rule 144 rather than under this prospectus or a supplement.

     We have agreed to indemnify the selling security holders against certain liabilities relating to the sale of the securities under the Securities Act. These agreements provide for rights of contribution if indemnification is not available. We have agreed to pay the fees and expenses of registering the common stock and debentures offered by this prospectus, including the reasonable fees and disbursements of persons retained by us; however, the selling security holders will pay any underwriting discounts or any brokerage commissions.

                MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the debentures and common stock by U.S. holders, and certain material U.S. federal income, withholding and estate tax considerations relating to the purchase, ownership and disposition of the debentures and common stock by non-U.S. holders. The discussion is a summary only and does not purport to be a complete analysis of all the potential tax considerations relating to the purchase, ownership and disposition of the debentures and common stock. We have based this summary on the U.S. federal income tax laws, regulations, rulings and judicial decisions as of the date of this prospectus. These laws may change, possibly retroactively, thereby changing the federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax consequences of purchasing, owning or disposing of debentures and common stock.

     The discussion does not address all tax consequences that may be important to you in light of your specific circumstances. For instance, this discussion does not address the alternative minimum tax provisions of the tax code, or special rules applicable to certain categories of investors, such as certain financial institutions, partnerships or other flow-through entities, insurance companies, tax-exempt organizations, dealers in securities, or persons who hold debentures or common stock as part of a hedge, conversion or constructive sale transaction, straddle or other risk reduction transaction, that may be subject to special rules. This discussion is limited to any person who holds the debentures and any common stock into which the debentures are converted as capital assets within the meaning of Section 1221 of the Internal Revenue Code. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction or U.S. estate and gift tax law as applicable to U.S. holders.

     Persons considering the purchase of a debenture should consult their own tax advisors as to the particular tax consequences to them of acquiring, holding, converting or otherwise disposing of the debentures and common stock, including the effect and applicability of state, local or foreign tax laws and the potential for a Tax Event to occur.

U.S. Holders

     As used in this discussion, the term U.S. holder means a holder of a debenture or common stock that is:

     (1) for United States federal income tax purposes, a citizen or resident of the United States;

     (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any state or the District of Columbia;

     (3) an estate, the income of which is subject to United States federal income taxation regardless of its source; or

     (4) a trust, the administration of which is subject to the primary supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions, or if the trust was in existence on August 20, 1996, and has properly elected to continue to be treated as a United States trust.

     A non-U.S. holder is any holder of debentures or common stock other than a U.S. holder.

     Original Issue Discount or Interest on the Debentures. The debentures were issued at a substantial discount from their stated redemption price at maturity. For U.S. federal income tax purposes, the excess of the stated redemption price at maturity of each debenture over its issue price constitutes original issue discount. The issue price of the debentures is $464.13 per $1,000 principal amount at maturity. Thus, the original issue discount of the debentures equals $535.87 per $1,000 principal amount at maturity.

     A U.S. holder of a debenture will be required to include original issue discount in income as ordinary interest income as it accrues before receipt of the cash attributable to such income, regardless of such U.S. holder's regular method of accounting for U.S. federal income tax purposes. A U.S. holder of a debenture must include in gross income for federal income tax purposes the sum of the daily portions of original issue discount with respect to the debenture for each day during the taxable year or portion of a taxable year on which such U.S. holder holds the debenture. The daily portion is determined by allocating to each day of each accrual period a pro rata portion of an amount equal to the adjusted issue price of the debenture at the beginning of the accrual period multiplied by the yield to maturity of the debenture, determined by compounding at the close of each accrual period and adjusted for the length of the accrual period. The adjusted issue price of a debenture at the start of any accrual period will be the issue price of the debenture increased by the accrued original issue discount included in the U.S. holder's income for all prior accrual periods. Under these rules, U.S. holders will have to include in gross income increasingly greater amounts of original issue discount in each accrual period. A U.S. holder's original tax basis for determining gain or loss on the sale or other disposition of a debenture will be increased by any accrued original issue discount includable in such U.S. holder's gross income.

     There are circumstances under which we could make a payment on a debenture which would affect the yield to maturity of a debenture, including, as described under "Description of Securities Being Offered-Convertible Debentures-Events of Default; Notice and Waiver," in the event of certain defaults. According to Treasury Regulations, the possibility of a change in the yield will not be treated as affecting the amount of original issue discount required to be recognized by a holder, or the timing of such recognition, if the likelihood of the change, as of the date the debt obligations are issued, is remote. We intend to take the position that the likelihood of any change in the yield on the debentures is remote. We also intend to take the position that there is no alternative payment schedule that would minimize the yield on the debentures to Devon.

     The modification of the terms of the debentures by us upon a Tax Event as described in "Description of Securities Being Offered-Convertible Debentures-Optional Conversion to Semiannual Coupon Debenture upon a Tax Event," could possibly alter the timing of income recognition by the holders with respect to the semiannual payments of interest due after the option exercise date.

     We or our paying agent will be required to furnish annually to the IRS and each U.S. holder information regarding the amount of original issue discount attributable to that year.

     Acquisition Premium. A subsequent U.S. holder of a debenture is generally subject to the rules for accruing original issue discount described above. However, if the U.S. holder's purchase price for the debenture exceeds the adjusted issue price but is less than or equal to the sum of all amounts payable on the debenture after the purchase date, the excess is acquisition premium and is subject to special rules. Acquisition premium ratably offsets the amount of accrued original issue discount otherwise includible in the U.S. holder's taxable income, that is, the U.S. holder may reduce the daily portions of original issue discount by a fraction, the numerator of which is the excess of the U.S. holder's purchase price for the debenture over the adjusted issue price, and the denominator of which is the excess of the sum of all amounts payable on the debenture after the purchase date over the debenture's adjusted issue price. As an alternative to reducing the amount of original issue discount otherwise includible in income by this fraction, the U.S. holder may elect to compute original issue discount accruals by treating the purchase as a purchase at original issue and applying the rules described above under "-Original Issue Discount or Interest on the Debentures."

     Market Discount. Under the market discount rules of the Internal Revenue Code, a U.S. holder who purchases a debenture at market discount will generally be required to treat any gain recognized on the disposition of the debenture as ordinary income to the extent of the lesser of the gain or the portion of the market discount that accrued during the period that the U.S. holder held the debenture. Market discount is generally defined as the amount by which a U.S. holder's purchase price for a debenture is less than the revised issue price of the debenture on the date of purchase, subject to a statutory de minimis exception. A debenture's revised issue price equals the sum of the issue price of the debenture and the aggregate amount of the original issue discount includible in the gross income of all holders of the debenture for periods before the acquisition of the debenture by the holder, likely reduced, although the Internal Revenue Code does not expressly so provide, by any cash payment in respect of the debenture. A U.S. holder who acquires a debenture at a market discount may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or continued to purchase or carry the debenture until the U.S. holder disposes of the debenture in a taxable transaction. A U.S. holder who has elected under applicable Internal Revenue Code provisions to include market discount in income annually as the discount accrues will not, however, be required to treat any gain recognized as ordinary income or to defer any deductions for interest expense under these rules. A U.S. holder's tax basis in a debenture is increased by each accrual of amounts treated as market discount. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the taxable year to which the election applies and may not be revoked without the consent of the IRS. Holders should consult their tax advisors as to the portion of any gain that would be taxable as ordinary income under these provisions and any other consequences of the market discount rules that may apply to them in particular.

     Election to Treat All Interest as Original Issue Discount. U.S. holders may elect to include in gross income all amounts in the nature of interest that accrue on a debenture, including any stated interest, acquisition discount, original issue discount, market discount, de minimis original issue discount, de minimis market discount and unstated interest, as adjusted by amortizable bond premium and acquisition premium, by using the rules described above under "- Original Issue Discount or Interest on the Debentures." An election for a debenture with amortizable bond premium results in a deemed election to amortize bond premium for all debt instruments owned and later acquired by the U.S. holder with amortizable bond premium and may be revoked only with the permission of the IRS. Similarly, an election for a debenture with market discount results in a deemed election to accrue market discount in income currently for the debenture and for all other bonds acquired by the U.S. holder with market discount on or after the first day of the taxable year to which the election first applies, and may be revoked only with the permission of the IRS. A U.S. holder's tax basis in a debenture is increased by each accrual of the amounts treated as original issue discount under the election described in this paragraph.

     Sale, Exchange or Retirement of the Debentures. Upon the sale, exchange or retirement of a debenture, including as a result of a tender upon the occurrence of a fundamental change, and, except as discussed in the next paragraph on a purchase date, a U.S. holder will generally recognize gain or loss equal to the difference between the sale or redemption proceeds and the U.S. holder's adjusted tax basis in the debenture. Any such gain will be treated as ordinary income to the extent such gain represents accrued but unrecognized market discount.

     If a U.S. holder elects to exercise its option to tender the debentures to us on a purchase date and we issue common stock in satisfaction of all or part of the purchase price, the exchange of the debentures for common stock should qualify as a reorganization for federal income tax purposes. If the purchase price is paid solely in common stock, except in the case of a fractional share described below, a U.S. holder should not recognize any gain or loss realized. If the purchase price is paid in a combination of common stock and cash, other than cash received in lieu of a fractional share, gain, but not loss, realized by the U.S. holder should be recognized, but only to the extent of the cash received. A U.S. holder's initial tax basis in the common stock received should be equal to such U.S. holder's adjusted tax basis in the debenture tendered, except for any portion allocable to a fractional share of common stock, increased by the amount of gain recognized, other than with respect to a fractional share, and decreased by the amount of any cash received, except cash received in lieu of a fractional share. The holding period for common stock received in the exchange should include the holding period of the debenture tendered to us in exchange for common stock. Subject to the market discount rules discussed above, the receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss, measured by the difference between the amount of cash received for the fractional share and the U.S. holder's tax basis in the fractional share interest. To the extent the debentures tendered in exchange for common stock have accrued market discount, the amount of the unrecognized accrued market discount will carry over to such common stock and will be treated as ordinary income upon disposition of such common stock. A U.S. holder's adjusted tax basis in a debenture generally will equal the holder's cost of the debenture increased by any original issue discount or market discount previously included in income by such holder with respect to such debenture and decreased by any payments received thereon. Subject to the market discount rules discussed above, gain or loss recognized on the sale, exchange or retirement of a debenture generally will be capital gain or loss and will be long-term capital gain or loss if the debenture has been held for more than one year. Long-term capital gain recognized by an individual U.S. holder is generally subject to a maximum U.S. federal rate of tax of 20%.

     Conversion of Debentures. A U.S. holder's conversion of a debenture into common stock will generally not be a taxable event, except with respect to cash received in lieu of a fractional share. To the extent the debentures converted into common stock have accrued market discount the amount of the unrecognized accrued market discount will carry over to such common stock and will be treated as ordinary income upon disposition of such common stock. A U.S. holder's basis in the common stock received on conversion of a debenture will be the same as the U.S. holder's basis in the debenture at the time of conversion, exclusive of any tax basis allocable to a fractional share, and the holding period for the common stock received on conversion will include the holding period of the debenture converted. Subject to the market discount rules discussed above, the receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss, measured by the difference between the cash received in lieu of the fractional share interest and the portion of the U.S. holder's tax basis in the debenture that is allocable to the fractional share interest. If we elect to pay cash in lieu of issuing common stock upon the tender of a debenture for conversion, the U.S. holder will recognize gain or loss equal to the difference between the proceeds received and the U.S. holder's adjusted tax basis in the debenture. Any such gain will be treated as ordinary income to the extent such gain represents accrued by unrecognized market discount.

     Dividends; Adjustment of Conversion Price. Dividends, if any, paid on the common stock generally will be includable in the income of a U.S. holder of common stock as ordinary income to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. If at any time we make a distribution of property to shareholders that would be taxable to such shareholders as a dividend for federal income tax purposes and, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to U.S. holders of debentures. If the conversion rate is increased at our discretion or in certain other circumstances, or if we implement a shareholder rights plan, such increase or implementation also may be deemed to be the payment of a taxable dividend to U.S. holders of debentures. The absence of such an adjustment to the conversion rate also may, in certain circumstances, be treated as a taxable dividend to U.S. holders of common stock.

     Certain Modifications or Assumptions. The terms of the debentures may be modified with the consent of a specified percentage of holders and, in some instances, without consent of the holders. In addition, the debentures may be assumed upon certain transactions in which we are involved. The modification or assumption of a debenture could, in certain instances, give rise to a deemed exchange of a debenture for a new debenture for U.S. federal income tax purposes. If an exchange is deemed to occur by reason of a modification or assumption, the amount and timing of taxable income required to be recognized by a U.S. holder with respect to a debenture could be affected.

     Sale of Common Stock. Subject to the market discount rules discussed above, upon the sale or exchange of common stock, a U.S. holder generally will recognize capital gain or capital loss equal to the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in such common stock. Such capital gain or loss will be long-term capital gain or loss if the cumulative holding period of the common stock, including the holding period of a debenture converted to such common stock as described above, is more than one year.

Long-term capital gain of individuals will generally be taxed at a maximum U.S. federal tax rate of 20%. See "-Sale, Exchange or Retirement of the Debentures."

Non-U.S. Holders

     The following discussion is a summary of the principal U.S. federal income and estate tax consequences resulting from the ownership of the debentures or common stock by non-U.S. holders.

     Withholding Tax on Payments of Principal and Original Issue Discount on Debentures. Except as described below with respect to effectively connected original issue discount, the payment of principal, including any original issue discount included therein, of a debenture by us or any of our paying agents to any non-U.S. holder will not be subject to U.S. federal income tax or withholding tax, provided that in the case of payment of cash in respect of original issue discount:

     (1) the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock,

     (2) the non-U.S. holder is not a controlled foreign corporation that is related to us within the meaning of the U.S. federal income tax code, and

     (3)  either

          . the beneficial owner of the debenture certifies to the applicable payor or its agent, under penalties of perjury, that it is not a U.S. holder and provides its name and address on United States Treasury Form W-8BEN or a suitable substitute or successor form, or

          . a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business, and holds the debenture certifies under penalties of perjury that such a Form W-8BEN, or suitable substitute form, has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

Except to the extent otherwise provided under an applicable tax treaty, a non-U.S. holder generally will be subject to U.S. federal income tax in the same manner as a U.S. holder with respect to original issue discount on a debenture if such original issue discount is effectively connected with a U.S. trade or business conducted by the non-U.S. holder. Effectively connected original issue discount received by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate, or, if applicable, a lower treaty rate. Such effectively connected original issue discount will not be subject to withholding tax if the holder delivers an IRS Form W-8ECI to the payor.

     Dividends. Dividends, if any, paid on the common stock to a non-U.S. holder, and, after December 31, 2000, any deemed dividends resulting from an adjustment to the conversion rate, see "U.S. Holders-Dividends; Adjustment of Conversion Price" above, generally will be subject to a 30% U.S. federal withholding tax unless such non-U.S. holder is eligible for a lower rate under an applicable income tax treaty. Currently, for purposes of determining whether tax is to be withheld at the 30% rate or at a reduced treaty rate, we will ordinarily presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. A non-U.S. holder is required to satisfy certain certification requirements to claim treaty benefits. Except as otherwise provided under an applicable tax treaty, a non-U.S. holder will be taxed in the same manner as a U.S. holder on dividends paid, or deemed paid, that:

     (1) are effectively connected with the conduct of a U.S. trade or business by such non-U.S. holder, or

     (2) if a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder.

Such dividends generally are not subject to the 30% withholding rate, provided that the non-U.S. holder timely files the appropriate form with the paying agent. If such dividends are received by a non-U.S. holder that is a foreign corporation, the non-U.S. holder may also be required to pay U.S. branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Gain on Disposition of the Debentures and Common Stock. A non-U.S. holder generally will not be required to pay U.S. federal income tax on gain realized on the sale, exchange or redemption of a debenture, including the exchange of a debenture for common stock, or the sale or exchange of common stock unless:

     (1) in the case of an individual non-U.S. holder, such holder is present in the United States for 183 days or more in the year of such sale, exchange or redemption and either:

     . has a tax home in the United States and certain other requirements are met, or

     . the gain from the disposition is attributable to an office or other fixed place of business in the United States;

     (2) the non-U.S. holder is required to pay tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates;

     (3) the gain is effectively connected with the conduct of a U.S. trade or business of or, if a tax treaty applies, is attributable to a U.S. permanent establishment of, the non-U.S. holder; or

     (4) we are or have been during certain periods a "U.S. real property holding corporation" for U.S. federal income tax purposes.

     If we are or have been a U.S. real property holding corporation, a non-U.S. holder will generally not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of our common stock provided that:

     (1) the non-U.S. holder does not hold, and has not held during certain periods, directly or indirectly, more than 5% of our outstanding common stock, and

     (2) our common stock is and continues to be traded on an established securities market for U.S. federal income tax purposes.

     We believe that our common stock will be traded on an established securities market for this purpose in any quarter during which it is listed on the American Stock Exchange.

     If we are or have been during certain periods a U.S. real property holding corporation and the above exception does not apply, a non-U.S. holder will be subject to U.S. federal income tax with respect to gain realized on any sale or other disposition of our common stock as well as to a withholding tax, generally at a rate of 10% of the proceeds. Any amount withheld pursuant to a withholding tax will be creditable against a non-U.S. holder's U.S. federal income tax liability.

     U.S. Federal Estate Tax. A debenture held by an individual who at the time of death is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, will not be included in such holder's gross estate for U.S. federal estate tax purposes if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to such debenture would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Common stock held by an individual who at the time of death is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, will be included in such individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

Backup Withholding and Information Reporting

     U.S. Holders. Information reporting will apply to original issue discount and any payments of interest or dividends on or the proceeds of the sale or other disposition of the debentures or shares of common stock with respect to certain noncorporate U.S. holders, and backup withholding at a rate of 31% may apply to such payments unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. holder's federal income tax, provided that the required information is provided to the IRS on a timely basis.

     Non-U.S. Holders. We must report annually to the IRS and to each non-U.S. holder the amount of any dividends paid to, and the tax withheld with respect to, such non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.

     Under current Treasury Regulations, backup withholding and information reporting will not apply to payments of principal, including cash payments in respect of original issue discount, on the debentures by us or our agent to a non-U.S. holder if the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption, provided that neither we nor our agents have actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied. The payment of the proceeds on the disposition of debentures or shares of common stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a non-U.S. holder of debentures or shares of common stock to or through a foreign office of a broker will not be subject to backup withholding or information reporting. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, or a foreign person, 50% or more of whose gross income from all sources for certain periods is from activities that are effectively connected with a U.S. trade or business, or, in the case of payments made after December 31, 2000, a foreign partnership with certain connections to the United States, information reporting requirements will apply unless the broker has documentary evidence in its files of the holder's non-U.S. status and has no actual knowledge to the contrary or unless the holder otherwise establishes an exemption.

     The Treasury Department recently promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, these regulations do not significantly alter the substantive withholding and information reporting requirements but rather unify current certification procedures and forms and clarify reliance standards. In addition, these regulations impose more stringent conditions on the ability of financial intermediaries acting for a non-U.S. holder to provide certifications on behalf of the holder, which may include entering into an agreement with the IRS to audit certain documentation with respect to such certifications. These regulations are generally effective for payments made after December 31, 2000, subject to certain transition rules. You should consult your own tax advisor to determine the effects of the application of these regulations to your particular circumstances.

                                 LEGAL MATTERS

     Certain legal matters in connection with the securities will be passed upon for us by McAfee & Taft A Professional Corporation and for any underwriter by legal counsel named in the prospectus supplement.

                                    EXPERTS

     The supplemental consolidated financial statements of Devon as of December 31, 1999, and 1998 and for each of the years in the three-year period ended December 31, 1999 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this document, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP, as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 is based in part in reliance upon the reports of Deloitte & Touche LLP, chartered accountants, and PricewaterhouseCoopers LLP, independent accountants, incorporated by reference in this document, and upon the authority of said firms, as experts in accounting and auditing.

     The audited consolidated financial statements of PennzEnergy and its subsidiaries as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     Certain information with respect to Devon's and PennzEnergy's oil and gas reserves derived from the reports of LaRoche Petroleum Consultants, Ltd., Ryder Scott Company, L.P., AMH Group Ltd., Paddock Lindstrom & Associates, Ltd. and John P. Hunter & Associates, Ltd., independent consulting petroleum engineers, has been included and incorporated by reference herein upon the authority of said firms as experts with respect to matters covered by the reports and in giving the reports.

     Certain information with respect to the oil and gas reserves of Santa Fe Snyder derived from the report of Ryder Scott Company, L.P., independent consulting petroleum engineers, has been included and incorporated by reference herein upon the authority of said firm as experts with respect to matters covered by the report and in giving the report.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

     We filed with the SEC a registration statement on Form S-3 with respect to the securities offered by this prospectus. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. Instead, the SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in, or incorporated by reference in, this prospectus or a prospectus supplement.

     This prospectus incorporates by reference the documents set forth below that were previously filed with the SEC. These documents contain important information about Devon and its subsidiaries and their finances.

     (a) Items 1 through 5 and 9 through 14 of our Annual Report on Form 10-K for the year ended December 31, 1999.
     (b) Our Current Reports on Form 8-K filed January 27, 2000 May 26, 2000, June 5, 2000, June 21, 2000, June 22, 2000, July 12, 2000, July 27,
          2000, August 29, 2000, September 12, 2000, September 13, 2000,
          September 19, 2000, October 26, 2000 and November 13, 2000, and Current Reports on Form 8-K/A filed August 1, 2000 and September 22, 2000.
     (c) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000.
     (d) The description of our Common Stock set forth in Exhibit 4.9 to our Form 8-K, dated August 18, 1999, including any amendment or report filed for the purposes of updating such description.

     (e)  Our Proxy Statement on Schedule 14A filed April 13, 2000.
     (f) Part I of Santa Fe Snyder's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 001-07667).
     (g) Santa Fe Snyder's Current Reports on Form 8-K filed on May 30, 2000 and September 13, 2000 (File No. 001-07667).
     (h) Santa Fe Snyder's Proxy Statement on Schedule 14A filed March 22, 2000 (File No. 001-07667).
     (i) PennzEnergy's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 001-05591).
     (j) PennzEnergy's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999 (File No. 001-05591).

     We are also incorporating by reference any documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the completion of the offering.

     We will provide documents incorporated by reference in this prospectus without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus. You may obtain documents incorporated by reference in this prospectus by requesting them in writing, by e-mail or by telephone from us at the following address:

     Devon Energy Corporation 20 North Broadway, Suite 1500 Oklahoma City, Oklahoma 73102-8260 Attention: Assistant Corporate Secretary, Telephone:
     (405) 235-3611, janice.dobbs@dvn.com

     You can also get more information by visiting our web site at "http://www.devonenergy.com." Web site materials are not part of this prospectus.

                        CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this document and in the documents incorporated by reference into this document, which are subject to risks and uncertainties, including those discussed under the caption "Risk Factors." These statements are based on the beliefs and assumptions of our management and on the information currently available to them.

     Statements and calculations concerning oil and gas reserves and their present value also may be deemed to be forward-looking statements in that they reflect the determination, based on estimates and assumptions, that oil and gas reserves may be profitably exploited in the future. When used or referred to in this document, these forward-looking statements may be preceded by, followed by, or otherwise include the words "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" or similar expressions, or statements that certain events or conditions "will" or "may" occur.

     Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligation and do not plan to update forward-looking statements after we distribute this document.

                                    GLOSSARY

     "Initial purchasers" means Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc.

     "Market price" means the average of the sale prices of the common stock of Devon for the five trading day period ending on the third business day prior to the applicable purchase date, if the third business day prior to the applicable purchase date is a trading day or, if it is not a trading day, then on the last trading day prior to such third business day, appropriately adjusted to take into account the occurrence during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date of certain events that would result in an adjustment of the conversion rate under the indenture with respect to the common stock. Because the market price of the common stock is determined prior to the applicable purchase date, holders of debentures bear the market risk with respect to the value of the common stock to be received from the date of determination of such market price to such purchase date. Devon may elect to pay the purchase price in common stock only if the information necessary to calculate the market price is reported in a daily newspaper of national circulation.

     "Restated principal amount".   From and after the date (referred to as the
tax event date) of the occurrence of a tax event, Devon may elect to have interest in lieu of future original interest discount accrue at 3.875% per annum on a principal amount per debenture equal to the issue price plus original issue discount accrued to the date immediately prior to the later of:

     (1)  the tax event date; or

     (2)  the date on which Devon makes its election,

     which is referred to as the option exercise date. The resulting amount would be the restated principal amount.

     "Sale price of the common stock" means, on any date, the closing per share sale price, or if no closing sale price is reported, the average bid and ask prices or, if more than one, in either case, the average of the average bid and average ask prices, on such date as reported in the composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional stock exchange, as reported by The NASDAQ National Market.

     "Tax event" means that Devon has received an opinion from independent tax counsel experienced in such matters to the effect that, as a result of:

     (1) an amendment to, or change or announced prospective change in, the laws or regulations of the U.S. or any political subdivision or taxing authority thereof or therein; or

     (2) any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority, in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after June 22, 2000, there is more than an insubstantial risk that interest, including original issue discount, payable on the debentures either (a) would not be deductible on a current accrual basis or
(b) would not be deductible under any other method, in either case in whole or in part, by Devon by reason of deferral, disallowance or otherwise for U.S. federal income tax purposes.

                                 $760,000,000

                                 [DEVON LOGO]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is a statement of estimated expenses incurred in connection with the securities being registered hereby. Devon will pay for the fees and expenses of the offering of the securities offered hereby.

SEC Registration Fee                               $  93,123
American Stock Exchange listing fee                   17,500
Legal Fees and Expenses                               50,000
Printing and Engraving Expenses                       25,000
Accounting Fees and Expenses                          40,000
Trustees Fees and Expenses                            14,000
Miscellaneous                                         20,000
                                                   ---------

Total                                              $ 259,623


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Except to the extent indicated below, there is no charter provision, by-law, contract, arrangement or statute under which any director or officer of Registrant is insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such.

     Article VIII of the Restated Certificate of Incorporation of Registrant contains a provision, permitted by Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), limiting the personal monetary liability of directors for breach of fiduciary duty as a director. The DGCL and the Restated Certificate of Incorporation of the Registrant provide that such provision does not eliminate or limit liability,

     . for any breach of the director's duty of loyalty to Registrant or its stockholders;
     . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
     . for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided in Section 174 of the DGCL; or
     .  for any transaction from which the director derived an improper benefit.

     Section 145 of the DGCL permits indemnification against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with actions, suits or proceedings in which a director, officer, employee or agent is a party by reason of the fact that he or she is or was such a director, officer, employee or agent, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. However, in connection with actions by or in the right of the corporation, such indemnification is not permitted if such person has been adjudged liable to the corporation unless the court determines that, under all of the circumstances, such person is nonetheless fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Article X of the Registrant's Restated Certificate of Incorporation provides for such indemnification.

     Section 145 also permits a corporation to purchase and maintain insurance on behalf of its directors and officers against any liability which may be asserted against, or incurred by, such persons in their capacities as directors or officers of the corporation whether or not Registrant would have the power to indemnify such persons against such liabilities under the provisions of such sections. Registrant intends to purchase such insurance.

     Section 145 further provides that the statutory provision is not exclusive of any other right to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or independent directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     Article XIII of the by-laws of Registrant contains provisions regarding indemnification which parallel those described above.

     The merger agreement with PennzEnergy provides that for seven years after the effective time, Registrant will indemnify and hold harmless each person who was a director or officer of Devon or PennzEnergy prior to the effective time from their acts or omissions in those capacities occurring prior to the effective time to the fullest extent permitted by applicable law.

     The merger agreement with Santa Fe Snyder provides that for six years after the effective time of the merger, Registrant will indemnify and hold harmless each person who was a director or officer of Santa Fe Snyder prior to the effective time from their acts or omissions in those capacities occurring prior to the effective time to the fullest extent permitted by applicable law.

     Any indemnification of our directors, officers or others pursuant to the foregoing provisions for liabilities arising under the Securities Act are, in the opinion of the Securities and Exchange Commission, against public policy as expressed in the securities Act and are unenforceable.

ITEM 16. EXHIBITS

Exhibit No.       Document
-----------       ---------
4.1               Registrant's Restated Certificate of Incorporation (incorporated by reference to Exhibit 3 to
                  Registrant's Form 8-K filed on August 18, 1999, File No. 000-30176).

4.2               Registrant's Amended and Restated By-laws (incorporated by reference to Exhibit 3.2 to
                  Registrant's Form S-4 filed on June 22, 2000, File No. 333-39908).

4.3               Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Registrant's Form
                  8-K filed on August 18, 1999, File No. 000-30176).

4.4               Description of Capital Stock of Devon Energy Corporation (incorporated by reference to Exhibit
                  4.9 to Registrant's Form 8-K filed on August 18, 1999, File No. 000-30176).

4.5               Registration Rights Agreement dated as of June 22, 2000 by and among Registrant and Morgan
                  Stanley & Co. Incorporated and Salomon Smith Barney Inc. (incorporated by reference to Exhibit
                  4.1 of Registrant's Form 8-K filed July 12, 2000, File No. 000-30176).

4.6               Amendment to Rights Agreement dated as of May 25, 2000 between Registrant and Fleet National
                  Bank (f/k/a BankBoston, N.A.) (incorporated by reference to Exhibit 4.2 to Registrant's Form S-4 filed on June 22, 2000, File No. 333-39908).

4.7               Rights Agreement dated as of August 17, 1999 between Registrant and BankBoston, N.A.
                  (incorporated by reference to Exhibit 4.2 to Registrant's Form 8-K filed on August 18, 1999,
                  File No. 000-30176).

4.8               Indenture dated as of June 27, 2000 between Registrant and The Bank of New York, setting forth the terms of the Zero Coupon Convertible Senior Debentures due 2020 (incorporated by reference to Exhibit 4.2 to Registrant's Form 8-K filed July 12, 2000, File No. 000-30176).

4.9               Form of Zero Coupon Convertible Senior Subordinated Debenture Due 2020 (incorporated by reference to Exhibit A of Indenture listed as Exhibit 4.8 above)

5.1               Opinion of McAfee & Taft A Professional Corporation.

12.1              Statements of computation of ratios of earnings to fixed charges.

23.1              Consent of LaRoche Petroleum Consultants, Ltd.



23.2              Consent of AMH Group, Ltd.

23.3              Consent of Paddock Lindstrom & Associates Ltd.

23.4              Consent of KPMG LLP

23.5              Consent of Ryder Scott Company, L.P.

23.6              Consent of Deloitte & Touche LLP

23.7              Consent of PricewaterhouseCoopers LLP

23.8              Consent of Ryder Scott Company, L.P.

23.9              Consent of Arthur Andersen LLP

23.10             Consent of John P. Hunter & Associates, Ltd.

23.11             Consent of McAfee & Taft A Professional Corporation (contained in opinion in Exhibit 5.1).

24.1              Power of Attorney (included in signature page of the Registration Statement).

25.1              Form T-1 Statement of Eligibility of Trustee.


ITEM 17. UNDERTAKINGS

      1.  The undersigned Registrants hereby undertake:

               (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculations of Registration Fee" table in the effective registration statement; and

                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; Provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in the registration statement;

               (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

               (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      2. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Registrant annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit of plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, that is incorporated by reference in the registration statement) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma on November 15, 2000.

                                    DEVON ENERGY CORPORATION

                                    By: /s/ J. Larry Nichols
                                        --------------------------------------------------
                                        J. Larry Nichols, President and Chief Executive
                                        Officer

     The undersigned directors and officers of Devon Energy Corporation do hereby constitute and appoint J. Larry Nichols, Marian J. Moon and H. Allen Turner, and each of them, with full power of substitution, our true and lawful attorneys-in-fact to sign and execute, on behalf of the undersigned, any and all amendments (including post-effective amendments) to this registration statement; and each of the undersigned does hereby ratify and confirm all that said attorneys-in-fact shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons, in the capacities indicated on November 15, 2000.

                    Signature                                                 Title

/s/ J. Larry Nichols
--------------------------------------------------
J. Larry Nichols                                      Chairman of the Board, President, and Chief Executive
                                                      Officer
/s/ James L. Payne
--------------------------------------------------
James L. Payne                                        Vice Chairman of the Board

/s/ William T. Vaughn
--------------------------------------------------
William T. Vaughn                                     Senior Vice President - Finance

/s/ Danny J. Heatly
--------------------------------------------------
Danny J. Heatly                                       Vice President - Accounting

/s/ Thomas F. Ferguson
--------------------------------------------------
Thomas F. Ferguson                                    Director

/s/ David M. Gavrin
--------------------------------------------------
David M. Gavrin                                       Director




/s/ Michael E. Gellert
--------------------------------------------------
Michael E. Gellert                                    Director

/s/ William E. Greehey
--------------------------------------------------
William E. Greehey                                    Director

/s/ John A. Hill
--------------------------------------------------
John A. Hill                                          Director

/s/ William J. Johnson
--------------------------------------------------
William J. Johnson                                    Director

/s/ Michael M. Kanovsky
--------------------------------------------------
Michael M. Kanovsky                                   Director

/s/ Melvyn N. Klein
--------------------------------------------------
Melvyn N. Klein                                       Director

/s/ Robert A. Mosbacher, Jr,
--------------------------------------------------
Robert A. Mosbacher, Jr.                              Director

/s/ Robert B. Weaver
--------------------------------------------------
Robert B. Weaver                                      Director

Index to Exhibits
-----------------

Exhibit No.       Document
-----------       --------
4.1               Registrant's Restated Certificate of Incorporation (incorporated by reference to Exhibit 3 to
                  Registrant's Form 8-K filed on August 18, 1999, File No. 000-30176).

4.2               Registrant's Amended and Restated By-laws (incorporated by reference to Exhibit 3.2 to
                  Registrant's Form S-4 filed on June 22, 2000, File No. 333-39908).

4.3               Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Registrant's Form
                  8-K filed on August 18, 1999, File No. 000-30176).

4.4               Description of Capital Stock of Devon Energy Corporation (incorporated by reference to Exhibit
                  4.9 to Registrant's Form 8-K filed on August 18, 1999, File No. 000-30176).

4.5               Registration Rights Agreement dated as of June 22, 2000 by and among Registrant and Morgan
                  Stanley & Co. Incorporated and Salomon Smith Barney Inc. (incorporated by reference to Exhibit
                  4.1 of Registrant's Form 8-K filed July 12, 2000, File No. 000-30176).

4.6               Amendment to Rights Agreement dated as of May 25, 2000 between Registrant and Fleet National
                  Bank (f/k/a BankBoston, N.A.) (incorporated by reference to Exhibit 4.2 to Registrant's Form S-4 filed on June 22, 2000, File No. 333-39908).

4.7               Rights Agreement dated as of August 17, 1999 between Registrant and BankBoston, N.A.
                  (incorporated by reference to Exhibit 4.2 to Registrant's Form 8-K filed on August 18, 1999,
                  File No. 000-30176).

4.8               Indenture dated as of June 27, 2000 between Registrant and The Bank of New York, setting forth the terms of the Zero Coupon Convertible Senior Debentures due 2020 (incorporated by reference to Exhibit 4.2 to Registrant's Form 8-K filed July 12, 2000, File No. 000-30176).

4.9               Form of Zero Coupon Convertible Senior Subordinated Debenture Due 2020 (incorporated by reference to Exhibit A of Indenture listed as Exhibit 4.8 above).

5.1*              Opinion of McAfee & Taft A Professional Corporation.

12.1*             Statements of computation of ratios of earnings to fixed charges.

23.1*             Consent of LaRoche Petroleum Consultants, Ltd.

23.2*             Consent of AMH Group, Ltd.

23.3*             Consent of Paddock Lindstrom & Associates Ltd.

23.4*             Consent of KPMG LLP

23.5*             Consent of Ryder Scott Company, L.P.

23.6*             Consent of Deloitte & Touche LLP

23.7*             Consent of PricewaterhouseCoopers LLP

23.8*             Consent of Ryder Scott Company, L.P.

23.9*             Consent of Arthur Andersen LLP

23.10*            Consent of John P. Hunter & Associates, Ltd.

23.11             Consent of McAfee & Taft A Professional Corporation (contained in opinion in Exhibit 5.1).

24.1              Power of Attorney (included in the signature page of the Registration Statement).

25.1*             Form T-1 Statement of Eligibility of Trustee.

_______________
*Filed herewith